# 2001 ANNUAL REPORT



QUALITY IS OUR RECIPE

WENDY'S®

OLD FASHIONED HAMBURGERS®



# Meritage Hospitality Group Inc.

Fellow Shareholders:

While 2001 was a year of major change for our country and the economy, one thing has remained unchanged: Meritage's continued new store expansion and its commitment to improving shareholder value. Some of our 2001 highlights include:

- Opening 8 new restaurants, representing the second consecutive year that Meritage opened more Wendy's restaurants than any other franchisee in the Wendy's system. These restaurants were financed with long-terms loans bearing interest rates lower than 8.0%.
- Net sales increased 15.9% to $38,356,000, while same-store sales increased 3.4% from the prior year.
- Net earnings improved to $532,000. Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA) increased 71% to $3,142,000 compared to the prior year.
- We consolidated offices into a single location that provides an in-house training center that was used by an estimated 150 management level employees in 2001.
- We reengineered many operational processes to maximize efficiencies and opportunities, while creating a profit-oriented culture at the store management level and upward.
- A renewed focus on providing excellent customer service. For example, in 2001 average customer wait time in our drive through lines was reduced by approximately 45 seconds.

In 2002, we will proceed with our new store expansion plan with the anticipated construction of eight to ten new stores. We will also continue our focus on service excellence and improving our operational processes. We are targeting net sales to increase by approximately 25% to over $50 million, and EBITDA to increase 74% to $5.5 million. As we move forward, we continue to face multiple challenges including labor shortages, higher wage and hourly rates, and higher than average food waste and other costs typically associated with new store openings. Nevertheless, we believe the Wendy's brand remains strategically well-positioned, and Meritage's development market remains underdeveloped in comparison to other tier one quick-service restaurants. As evidenced by the survey data on the back page of this report, the Wendy's brand continues to lead the quick-service market in highest food quality and best value.

As we continue to carry out the new store expansion plan, our ultimate goal remains to improve our bottom line results and the liquidity and long-term value of Meritage's stock. Thank you for your loyal support as shareholders and customers. I hope to see you in our restaurants.

Robert E. Schermer, Jr.
Chief Executive Officer

**Quick Facts**

Meritage is the nation's only publicly traded "Wendy's Old Fashioned Hamburgers" restaurant franchisee. Meritage currently operates 40 Wendy's restaurants throughout Western and Southern Michigan serving more than seven million customers annually. Since commencing a major new store expansion plan in 1999, Meritage has opened 20 new Wendy's restaurants, and expects to increase its total restaurants to 60 in the next two to three years. Meritage's mission is to deliver long-term growth in shareholder value through the operation and development of Wendy's restaurants.

# SECURITIES AND EXCHANGE COMMISSION
# Washington, DC 20549
# FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 2, 2001**

*or*

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM ____ TO ____.**

**Commission File Number: 0-17442**

# MERITAGE HOSPITALITY GROUP INC.

*(Exact name of registrant as specified in its charter)*

| | |
|---|---|
| **Michigan**<br>*(State or other jurisdiction of incorporation or organization)* | **38-2730460**<br>*(I.R.S. Employer Identification Number)* |
| **1971 East Beltline Ave., N.E., Suite 200**<br>**Grand Rapids, Michigan**<br>*(Address of Principal Executive Offices)* | **49525**<br>*(Zip Code)* |

*Registrant's Telephone Number, Including Area Code:* **(616) 776-2600**

Securities registered pursuant to Section 12(b) of the Act:

| Title of Each Class | Name of Each Exchange on which Registered |
|---|---|
| Common Shares, $0.01 par value | American Stock Exchange |

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes _X_ No __

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

As of February 11, 2002, there were 5,323,799 common shares of the Registrant outstanding. The aggregate market value of the common shares held by non-affiliates at that date was $12,759,078 based on the closing sales price on the American Stock Exchange on that date.

**MERITAGE HOSPITALITY GROUP INC.**
**INDEX TO ANNUAL REPORT ON FORM 10-K**



***Forward-Looking Statements***

*Certain statements contained in this report that are not historical facts constitute forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, and are intended to be covered by the safe harbors created by that Act. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to differ materially from those expressed or implied. Any forward-looking statement speaks only as of the date made. Meritage undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which they are made.*

*Statements concerning expected financial performance, on-going business strategies and action which Meritage intends to pursue to achieve strategic objectives, constitute forward-looking information. Implementation of these strategies and achievement of such financial performance are subject to numerous conditions, uncertainties and risk factors, which could cause actual performance to differ materially from these forward-looking statements include, without limitation: competition; changes in the national or local economy; changes in consumer tastes and views about quick-service food or the safety of menu items offered; severe weather; changes in travel patterns; increases in food, labor, fuel and energy costs; the availability and cost of suitable restaurant sites; the ability to finance expansion; fluctuating interest rates; fluctuating insurance rates; the availability of adequate labor; directives issued by the franchisor; the general reputation of Wendy's restaurants; and the recurring need for renovation and capital improvements. Also, Meritage is subject to extensive government regulations relating to, among other things, zoning, minimum wage, public health, and the operation of its restaurants. Because Meritage's operations are concentrated in certain areas of Michigan, a marked decline in this local economy could adversely affect its operations.*

## PART I

### Item 1. Business.

#### The Company

Meritage Hospitality Group Inc. is the nation's only publicly traded "Wendy's Old Fashioned Hamburgers" restaurant franchisee. Meritage serves approximately seven million customers annually through its operation of 40 Wendy's restaurants in Western and Southern Michigan. All restaurants are operated pursuant to franchise agreements with Wendy's International, Inc., the franchisor of the nationally recognized quick-service restaurant system that operates under the "Wendy's" brand name. In 2001, Meritage opened eight new Wendy's restaurants, and plans to open eight to ten additional Wendy's restaurants in fiscal 2002. The Company's primary growth strategy is to expand its Wendy's business through the development of new restaurants within the Company's designated market area, and through the development and/or acquisition of Wendy's restaurants in other market areas.

Meritage was incorporated in Michigan in 1986, and is currently engaged in the quick-service restaurant business. The Company owns approximately two-thirds of it restaurant properties and leases the remaining properties.

Meritage's principal executive office is located at 1971 East Beltline Ave., N.E., Suite 200, Grand Rapids, Michigan 49525. Its telephone number is (616) 776-2600, its facsimile number is (616) 776-2776, and its website address is www.meritagehospitality.com. The Company's Wendy's restaurants are operated by Wendy's of Michigan, a Michigan limited partnership that is owned by a wholly-owned subsidiary of Meritage. For convenience, Meritage and its subsidiaries are collectively referred to as "Meritage" or "the Company" throughout this report.

#### Operations

Meritage's restaurants are located in the Michigan counties of Allegan, Calhoun, Ionia, Kalamazoo, Kent, Muskegon, Newaygo, Ottawa and Van Buren. This includes the metropolitan areas encompassing the cities of Grand Rapids, Kalamazoo, Battle Creek, Muskegon and Holland. This geographical area generally comprises Meritage's designated market area.

*Menu*

Each Wendy's restaurant offers a diverse menu containing a variety of food items featuring hamburgers and chicken sandwiches, all of which are prepared to order with the customer's choice of condiments. The Wendy's menu includes other items such as chili, baked and French fried potatoes, chicken nuggets, freshly prepared salads, soft drinks, "Frosty" desserts and children's meals. Each Wendy's restaurant features soft drink products supplied by the Pepsi-Cola Company and its affiliates. Wendy's International maintains significant discretion over the menu items that are offered in the Company's restaurants.

*Restaurant Layout and Operation*

The Company's restaurants typically range from 2,700 to 3,400 square feet with a seating capacity of between 90 and 130 people, and are typically open from 10:00 a.m. until midnight. Generally, the dining areas are carpeted and informal in design, with tables for two to four people. All restaurants also feature a drive-through window. Sales from drive-through customers accounted for over half of the total restaurant sales in fiscal 2001.

A comprehensive reporting system provides restaurant sales and operating data (including product sales mix, food usage and labor cost information) with respect to each of the Company's restaurants. Physical inventories of all food items and restaurant supplies are taken weekly and monthly.

*Marketing and Promotion*

Wendy's International requires that at least 4% of the Company's restaurant sales be contributed to an advertising and marketing fund, 2.5% of which is used to benefit all restaurants owned and franchised by Wendy's International. The Wendy's National Advertising Program uses these funds to develop advertising and sales promotion materials and concepts to be implemented nationally. The remainder of the funds must be used on local advertising. The Company typically spends local advertising dollars in support of national television advertising, local television and radio advertising, print media, local promotions and community goodwill projects. The required contribution to benefit all restaurants owned and franchised by Wendy's International will increase to 3% for 2002.

*Raw Materials*

The Company's restaurants comply with uniform recipe and ingredient specifications provided by Wendy's International. Food and beverage inventories and restaurant supplies are purchased from independent vendors that are approved by Wendy's International. Wendy's International does not sell food or supplies to the Company.

The Company has not experienced any significant shortages of food, equipment, fixtures or other products that are necessary to restaurant operations. While no such shortages are anticipated, the Company believes that alternate suppliers are available if any shortage were to occur.

*Relationship with Wendy's International*

Meritage operates its restaurants pursuant to various agreements (including one franchise agreement for each restaurant) with Wendy's International. These agreements grant privileges such as the right to utilize Wendy's International's trademarks, service marks, designs and other proprietary rights (such as "Wendy's" and "Wendy's Old Fashioned Hamburgers") in connection with the operation of its Wendy's restaurants. These agreements also impose requirements regarding the preparation and quality of food products, the level of service, capital improvements, and general operating procedures. The franchise agreements currently in place expire in approximately 16 years. However, subject to certain conditions, the Company can renew the franchise agreements for an additional 10 years.

The franchise agreements with Wendy's International provide, among other things, that a change in the operational control of Wendy's of Michigan, or the removal of a guarantor of the franchise agreements, cannot occur without the prior consent of Wendy's International. In addition, any proposed sale of the Wendy's business, interests or franchise rights is subject to the consent of, and a right of first refusal by, Wendy's International. These agreements also grant Wendy's International wide discretion over many aspects of the restaurant operations, and often require the consent of Wendy's International to carry out certain operational transactions. If Meritage requires the consent of Wendy's International to proceed with its business plans and such consent is not obtained, Meritage will not be able to proceed with its plans which, in turn, could adversely effect Meritage's growth strategy. If Meritage were to proceed without Wendy's International's consent, Wendy's International could terminate the franchise agreements or exercise its right to purchase the Wendy's restaurants.

Meritage's growth strategy involves the expansion of its restaurant operations through the development and acquisition of additional Wendy's restaurants. In addition to paying monthly fees, Meritage is required to pay Wendy's International a technical assistance fee upon the opening of new Wendy's restaurants. Meritage is permitted to develop new Wendy's restaurants and convert competitive units located in its designated market area subject to the standard expandability criteria and site standards of Wendy's International. Meritage is prohibited from acquiring or developing new Wendy's restaurants outside of its designated market area unless Wendy's International, in its sole discretion, consents. Meritage is also prohibited from acquiring or developing any other types of quick-service restaurants within Meritage's designated market area, or outside of Meritage's designated market area if the restaurant sells hamburgers, chicken sandwiches or products similar to Wendy's International, and is located within a three mile radius of another Wendy's restaurant.

The reputation of Meritage's restaurants is largely dependent on the entire Wendy's restaurant chain, which in turn is dependent upon the management and financial condition of Wendy's International and the performance of Wendy's restaurants operated by other Wendy's franchisees. Should Wendy's International be unable to compete effectively with similar restaurant chains in the future, Meritage would be materially and adversely affected. Furthermore, many of the attributes which lead to the success of Wendy's operations are factors over which Meritage has no control, such as national marketing, introduction of new products, quality assurance and other operational systems.

Meritage cannot conduct its Wendy's operation without its affiliation with Wendy's International. Any termination of the franchise agreements would have a material adverse effect on Meritage's financial condition and results of operations.

*Personnel*

Meritage employs approximately 1,300 people of which approximately 275 are full-time employees. The Company strives to maintain quality and uniformity throughout its restaurants by continual in-service training of employees and by field visits from Company supervisors and Wendy's International representatives. In general, the Company believes that it fosters a good working relationship with its employees.

**Competition and Industry Conditions**

The food service industry is one of the largest sectors of the nation's economy, generating an estimated $380 billion of revenue in 2000, of which approximately 28% was attributable to the quick-service restaurant industry. The quick-service market experienced sales of $107 billion in 2000, up $5 billion from 1999, and is estimated at $112 billion in 2001, giving the industry an annual growth rate of approximately 4.5%. As a whole, the quick-service restaurant industry has consistently grown for more than 20 years, and indications are that this growth will continue but at a somewhat slower rate than in recent years. The slowdown in the national economy and in new unit growth are viewed as the primary reasons for this slower growth projection. In addition, higher beef prices and labor costs are expected to have an impact on the margins experienced by quick-service restaurants.

Historic changes in domestic lifestyles, favoring greater convenience, have significantly impacted the industry's overall growth trend. Consumers are looking for convenient, quick, high quality meals that can be picked-up. According to the National Restaurant Association, 48% of adults believe restaurants are an important part of their lives, with 39% responding that they use restaurants to be more productive. Location and convenience remain a top focus as 78% of customers frequent locations within a 15-minute drive from their home. As a result of these trends, competition in the quick-service restaurant segment is, and can be expected to remain, intense. Additional competition from grocery stores, convenience stores, and full service restaurants has also intensified in recent years.

Because of this continuing growth and a tight labor market, difficulty in hiring qualified store management and hourly employees has been, and will continue to be, a top operational challenge. Quick-service restaurants must focus not only on consumer satisfaction, but also on employee satisfaction to reduce turnover. This has led to enhanced wages and incentive awards, and a heightened emphasis on marketing to attract new employees, and training programs to retain existing employees.

Within the quick-service market, the hamburger market segment comprises approximately half of the entire market (with the pizza, chicken, Mexican and Asian market segments comprising the remainder). The segment is dominated by McDonald's, Burger King and Wendy's, who collectively represent approximately 70% of the entire segment.

Most of the Wendy's restaurants operated by the Company are located in close proximity to their principal quick-service restaurant competitors (*e.g.* McDonald's, Burger King and Taco Bell) who are highly competitive on the basis of price and value perception, service, location, food quality, menu variety and new product development. In recent years, these competitors have attempted to draw customer traffic through a strategy of deeply discounting the price of their products. Neither Wendy's International nor the Company believe that this is a profitable long-term strategy. Rather, both believe that the competitive position of a Wendy's restaurant is enhanced by its unique qualities such as the use of fresh ground beef, a diverse menu, food prepared to order with an emphasis on quality and taste, pleasant service and the atmosphere of its restaurants.

The following table compares the Company's average same-store restaurant sales to all franchised domestic Wendy's restaurants.

| Fiscal Year | Meritage Operated Restaurants | Franchised Domestic Restaurants * |
|---|---|---|
| 2000 | $1,133,000 | $1,130,000 |
| 2001 | $1,172,000 | $1,164,000 |

* Source: Wendy's International, Inc.

The Company intends to achieve growth by (i) developing new Wendy's restaurants in its existing market, (ii) developing and/or acquiring Wendy's restaurants in other markets, and (iii) increasing sales and reducing costs at existing Wendy's restaurants. Some of the Company's new stores may replace older and outdated units that we have decided to close. The Company will also explore other acquisitions or developments that complement its Wendy's business.

The restaurant industry is subject to seasonal fluctuations. Like the rest of the quick-service industry, traffic typically increases during the summer months, which results in increased revenues during those months. During fiscal 2001, average restaurant sales generated by quarter were as follows: first quarter - 22%; second quarter - 25%; third quarter - 28%; and fourth quarter - 25%.

### Risks and Governmental Regulations

Meritage is subject to numerous risks inherent in the food service industry. These include, among others: changes in local and national economic conditions; changes in consumer tastes and concerns about the nutritional quality of quick-service food; severe weather; changes in travel patterns; road construction; increases in food, labor, fuel and energy costs; the availability and cost of suitable restaurant sites; the ability to finance expansion; fluctuating interest rates; insurance costs; the availability of an adequate number of managers and hourly-paid employees; directives issued by the franchisor; the general reputation of Wendy's restaurants; and the recurring need for renovation and capital improvements. Also, the Company is subject to extensive federal, state and local government regulations relating to, among other things, zoning, restaurant operation, and minimum wage. Changes regarding minimum wage or other laws governing the Company's relationship with its employees (*e.g.* overtime wages, health care coverage, employment of minors, etc.) could have an adverse effect on the Company's operations.

The Company's restaurants are also subject to public health certification regarding the preparation and sale of food. The Company believes its operations would be adversely affected if these permits were terminated. The Company does not anticipate, however, that its permits will be terminated.

## Item 2. Properties.

Each Wendy's restaurant is built to specifications provided by Wendy's International as to its exterior style and interior decor. Typical freestanding restaurants are one-story brick buildings constructed on sites of approximately 40,000 square feet, with parking for 50 to 70 vehicles. The restaurants, which range from 2,700 to 3,400 square feet, typically have a food preparation area, a dining room with seating capacity for 90 to 130 persons, and a double pick-up window for drive-through service. The dimensions and layout of three Wendy's restaurants which are part of a combination store with a fuel purveyor are basically the same except that the restaurants are connected to a 3,500 square foot convenience store and gas station facility.

Of the 40 Wendy's restaurants that the Company operates, it (i) owns the land and buildings comprising 24 restaurants, (ii) leases the land and buildings comprising 15 restaurants, and (iii) owns the building and leases the land comprising one restaurant. The term of the leases (including options to renew) range from 3 months to 29 years. The structures range from being brand new to approximately 27 years old. The land and buildings owned by the Company are subject to encumbrances described in "Financing and Encumbrances."

The Company leases approximately 7,500 square feet of office space located at 1971 East Beltline Ave., N.E., Suite 200, Grand Rapids, Michigan, which serves as the corporate headquarters and the registered office of the Company and its subsidiaries. The office is equipped with a management training facility and is only a few hundred feet from one of its newer Wendy's restaurants.

The Company believes that its properties are adequately covered by insurance.

### Financing and Encumbrances

In fiscal 1998 and 1999, the Company borrowed $11,740,000 from Captec Financial Group, Inc. ("Captec") to purchase existing Wendy's restaurants, refinance existing restaurant indebtedness, and build new restaurants. This long-term indebtedness is secured by the real estate and equipment of 13 Company-owned Wendy's restaurants. The Captec loans have terms ranging from fifteen to twenty years, require monthly payments of $99,980, and carry fixed interest rates that range from 7.8% to 8.5%.

From fiscal 1999 through fiscal 2001, the Company borrowed $8,515,000 from Fleet Business Credit, LLC ("Fleet") to build and equip nine Wendy's restaurants. This long-term indebtedness is secured by the related real estate and equipment. The Fleet loans have 15-year terms and 20-year amortizations, require monthly payments of $71,869, and carry fixed interest rates ranging from 7.5% to 8.7%. The Company also has approximately $1,345,000 outstanding under construction loans with Fleet for the development of two additional Wendy's restaurants. These construction loans require monthly payments of interest only at a variable interest rate equal to 30-day LIBOR plus 2.5% until conversion into permanent mortgage loans, after which they will have terms and rates as noted above. The Company's CEO, Robert E. Schermer, Jr., has guaranteed over $4.2 million of the Fleet loans.

The Company holds a $4.7 million forward commitment from Fleet to provide additional financing for the construction and equipment associated with the development of five additional Wendy's restaurants. Indebtedness under this commitment will be secured by the real estate and equipment of the new restaurants. The fixed interest rate will be 2.6% over the then current 10-year treasury rate with 15-year terms and 20-year amortizations.

Both the Captec and Fleet loan agreements contain financial covenants that require the maintenance of certain coverage ratios, and requirements that limit the amount of currently generated operating cash flow that can be utilized to fund corporate level expenses.

Finally, the Company has a $3.5 million revolving line of credit with Fleet requiring monthly payments of interest only at a variable interest rate equal to 30-day LIBOR plus 2.5% through July 2004 when any outstanding principal is due. Currently, there is no outstanding balance on this line of credit.

**Item 3. Legal Proceedings.**

The Company is involved in routine legal proceedings that are incidental to its business. Except as noted below, all of these proceedings arose in the ordinary course of the Company's business and, in the opinion of the Company, any potential liability of the Company with respect to these legal proceedings will not, in the aggregate, be material to the Company's financial condition or operations. The Company maintains various types of insurance standard to the industry that covers most legal proceedings brought against the Company.

The Company is seeking a refund from the Michigan Department of Treasury of approximately $100,000 in Michigan Single Business Taxes paid from 1991 through 1994 associated with fees paid to the Company's franchisor, Wendy's International, during those years. The Company believes that these payments should be refunded because Wendy's International has already paid taxes to the Department of Treasury regarding these same fees, and because the fee at issue has been incorrectly characterized as a "royalty" by the Department of Treasury. In December 2001, the Company filed a complaint against the Department of Treasury in the Michigan Court of Claims relating to the refund claim for 1991 through 1994 (*WM Limited Partnership – 1998 v. Revenue Division, Department of Treasury, State of Michigan*, Case No. 01-18129-CM). The Company also received bills for unpaid Michigan Single Business Taxes from 1997 through 2000 of approximately $125,000 plus interest and penalties. As with the older tax matter, the tax due is associated with fees paid to Wendy's International that the Company believes have been incorrectly characterized as a "royalty" by the Department of Treasury. The Company requested a conference with the Department of Treasury regarding the tax bills for 1997 through 2000.

**Item 4. Submission of Matters to a Vote of Security-Holders.**

There were no matters submitted to a vote of security holders of the Company during the fourth quarter of fiscal 2001.

## PART II

### Item 5. Market for Registrant's Common Equity and Related Stockholder Matters.

**Market Information**

Meritage's common shares have been listed on the American Stock Exchange under the symbol "MHG" since September 24, 1999. The following table sets forth the high and low closing sales prices reported by the American Stock Exchange for the Company's common shares for the two most recent fiscal years.

| | High | Low |
|---|---|---|
| **Fiscal Year Ended November 30, 2000** | | |
| First Quarter | $ 2.88 | $ 2.00 |
| Second Quarter | $ 2.38 | $ 1.88 |
| Third Quarter | $ 2.31 | $ 1.75 |
| Fourth Quarter | $ 2.13 | $ 1.88 |

| | High | Low |
|---|---|---|
| **Fiscal Year Ended December 2, 2001** | | |
| First Quarter | $ 2.13 | $ 1.88 |
| Second Quarter | $ 2.40 | $ 1.89 |
| Third Quarter | $ 2.48 | $ 2.15 |
| Fourth Quarter | $ 3.65 | $ 2.03 |

**Holders**

As of February 11, 2002, there were approximately 665 record holders of the Company's common shares, which the Company believes represents approximately 1,200 beneficial holders.

**Dividends**

Meritage paid no dividends on its common shares in the last two fiscal years. Because the Company intends to reinvest excess cash into the development of new Wendy's restaurants, it does not intend to pay any dividends on common shares in fiscal 2002. In addition, certain of the Company's loan agreements contain restrictions which may limit the Company's ability to declare a dividend.

**Item 6. Selected Financial Data.**

In 2001, the Company elected a 52-53 week fiscal year for tax and financial reporting purposes. The fiscal year ends on the Sunday closest to November 30th. The following table sets forth the selected financial information of the Company for the fiscal year ended December 2, 2001, and the fiscal years ended November 30, 1997 through November 30, 2000 (all of which contained 52 weeks).

*(In thousands except for per share information)*

| | Fiscal Year Ended | | | | |
|---|---|---|---|---|---|
| | 2001 | 2000 | 1999 | 1998 | 1997 (Restated)* |
| SUMMARY OF OPERATIONS | | | | | |
| Continuing operations | | | | | |
| Total revenue | $38,356 | $33,105 | $29,752 | $27,044 | $26,860 |
| Operating expenses | 36,649 | 33,407 | 28,898 | 27,590 | 27,534 |
| Operating income (loss) | 1,708 | (302) | 854 | (546) | (674) |
| Earnings (loss) from continuing operations | 532 | (1,353) | 322 | (1,374) | (1,935) |
| Discontinued operations | | | | | |
| Loss from operations | - | - | - | (479) | (1,058) |
| Gain on disposal of business segment | - | - | 150 | 3,711 | 1,479 |
| Net earnings (loss) | 532 | (1,353) | 472 | 1,131 | (1,691) |
| Preferred stock dividends | 27 | 33 | 40 | 108 | 102 |
| Net earnings (loss) on common shares | 505 | (1,386) | 432 | 1,023 | (1,793) |
| Earnings (loss) per common share - basic and diluted | | | | | |
| Earnings (loss) from continuing operations | $ 0.10 | $ (0.25) | $ 0.05 | $ (0.30) | $ (0.63) |
| Net earnings (loss) | $ 0.10 | $ (0.25) | $ 0.08 | $ 0.21 | $ (0.56) |
| BALANCE SHEET DATA | | | | | |
| Property & equipment | $28,781 | $19,093 | $16,684 | $13,183 | $ 7,518 |
| Net assets of discontinued operations | - | - | - | (594) | 840 |
| Total assets | 37,881 | 27,045 | 25,201 | 24,964 | 13,814 |
| Long-term obligations (1) | 24,159 | 18,224 | 15,091 | 13,513 | 10,447 |
| Stockholders' equity | 6,337 | 4,531 | 5,883 | 5,434 | 30 |
| Cash dividends declared per common share | $ 0.00 | $ 0.00 | $ 0.00 | $ 0.00 | $ 0.00 |

(1) For comparative purposes, long-term obligations include current portions of long-term obligations.

* Effective May 31, 1998, the Company began accounting for the operations of its former lodging industry segment as discontinued operations. The selected financial data above has been restated to reflect the lodging industry segment as a discontinued operation.

**Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.**

**Results of Operations**

*CONTINUING OPERATIONS*

The following summarizes the results of continuing operations for the years ended December 2, 2001, and November 30, 2000 and 1999.

| | Statements of Operations | | | | | |
|---|---|---|---|---|---|---|
| | $ in Thousands | | | % of Revenue | | |
| | 2001 | 2000 | 1999 | 2001 | 2000 | 1999 |
| Food and beverage revenue | $38,356 | $33,105 | $29,752 | 100.0% | 100.0% | 100.0% |
| Costs and expenses | | | | | | |
| Cost of food and beverages | 10,635 | 9,588 | 8,557 | 27.7 | 29.0 | 28.8 |
| Operating expenses | 21,899 | 19,629 | 17,122 | 57.1 | 59.3 | 57.5 |
| General and administrative | | | | | | |
| Restaurant operations | 1,297 | 1,104 | 939 | 3.4 | 3.3 | 3.1 |
| Corporate level expenses | 1,177 | 813 | 670 | 3.1 | 2.5 | 2.3 |
| Michigan single business tax | 205 | 137 | 171 | 0.5 | 0.4 | 0.6 |
| Depreciation and amortization | 1,717 | 1,401 | 1,101 | 4.5 | 4.2 | 3.7 |
| Goodwill amortization | 182 | 182 | 182 | 0.5 | 0.5 | 0.6 |
| Impairment of assets | (464) | 553 | 156 | (1.2) | 1.7 | 0.5 |
| Total costs and expenses | 36,648 | 33,407 | 28,898 | 95.6 | 100.9 | 97.1 |
| Earnings (loss) from operations | 1,708 | (302) | 854 | 4.4 | (0.9) | 2.9 |
| Other income (expense) | | | | | | |
| Interest expense | (1,515) | (1,361) | (1,314) | (4.0) | (4.1) | (4.4) |
| Interest income | 106 | 98 | 391 | 0.3 | 0.3 | 1.3 |
| Miscellaneous income | 31 | 70 | - | 0.1 | 0.2 | - |
| Gain on disposal of assets | 217 | 142 | 391 | 0.6 | 0.4 | 1.3 |
| Total other income (expense) | (1,161) | (1,051) | (532) | (3.0) | (3.2) | (1.8) |
| Earnings (loss) from continuing operations before income taxes | 547 | (1,353) | 322 | 1.4 | (4.1) | 1.1 |
| Income taxes – current | 15 | - | - | - | - | - |
| Earnings (loss) from continuing operations | $ 532 | $ (1,353) | $ 322 | 1.4% | (4.1)% | 1.1% |

## *Comparison of Fiscal Years 2001 and 2000*

**Revenue**

Food and beverage revenue increased 15.9% in fiscal 2001 compared to fiscal 2000. This increase was primarily due to sales from new restaurants which provided a net increase in sales of $3,740,000 or 11.3% of the 15.9% increase. Quarterly revenue on a per restaurant basis for restaurants in operation during the same periods of fiscal 2001 and 2000 ("same store sales") is set forth below:

Average Net Sales Per Restaurant Unit

| | 2001 | 2000 | Increase (Decrease) | Increase (Decrease)% |
|---|---|---|---|---|
| Fourth Quarter | $ 295,173 | $ 295,735 | $ (562) | (0.2)% |
| Third Quarter | 322,958 | 294,388 | 28,570 | 9.7% |
| Second Quarter | 296,697 | 287,533 | 9,164 | 3.2% |
| First Quarter | 257,382 | 255,595 | 1,787 | 0.7% |
| Year to Date | $ 1,172,210 | $ 1,133,251 | $ 38,959 | 3.4% |

The 3.4% increase in same store sales in fiscal 2001 was primarily attributable to increased menu prices that went into effect in the fourth quarter of fiscal 2000 and remained in effect throughout fiscal 2001. These price increases contributed to an increase in the average customer ticket of approximately 6%. The increase in same store sales was also attributable to a continued focus on key operating, training and productivity programs, and improved customer service times. Same store sales were negatively impacted by a decrease in customer traffic of approximately 3% in fiscal 2001 compared to fiscal 2000 due to (i) the discontinuance of certain discount card programs, (ii) competitive markets wherein the Company's primary competitors engaged in menu price discounting, and (iii) the declining condition of the local economy. In addition, fourth quarter revenue was adversely impacted by a decline in customer traffic for several weeks following the September 11th tragedy.

The Company's fiscal 2001 average same store sales on a per restaurant basis of approximately $1,172,000 were comparable to the average sales of all Wendy's franchised domestic restaurants of approximately $1,164,000 per restaurant.

**Cost of Food and Beverages**

The 4.5% reduction in cost of food and beverage from fiscal 2000 to fiscal 2001, from 29.0% of revenue to 27.7% of revenue, was the result of increases in menu prices and improved food cost controls. Product cost increases somewhat offset the effect of the increased menu prices. Beef costs increased approximately 13% during this period and accounted for 22% of all food and beverage purchases in fiscal 2001. Most of the Company's food products are purchased under agreements negotiated by Wendy's International that are outside of the Company's control. The cost of food and beverage in fiscal 2000 and 2001 were in line with guidelines established by the Company and Wendy's International.

### Operating Expenses

The following table illustrates operating expense categories with significant year-to-year fluctuations:

| | 2001 | 2000 | Decrease |
|---|---|---|---|
| As a percentage of revenue: | | | |
| Labor and related expenses | 33.7 | 34.3 | 0.6 |
| Occupancy expenses | 8.8 | 9.2 | 0.4 |
| Advertising expenses | 4.0 | 5.0 | 1.0 |

The decreases in labor and related costs as a percentage of revenue were primarily the result of reductions in crew and store management labor which occurred despite (i) increases in the average hourly rate of approximately 2%, and (ii) increases in store manager salaries in excess of 2%. The 2% increase in average hourly rate was the lowest annual increase in several years, and was slightly less than increases experienced by Wendy's International on a nationwide basis. Increases in training costs and workers compensation expense were partially offset by a reduction in health insurance costs following a restructuring of the Company's health insurance plan in 2001.

As a percentage of revenue, the decrease in occupancy expense for fiscal 2001 was due to (i) lower rent expense as a result of purchasing two restaurants in January 2001 that were previously leased and the closing of an outdated leased restaurant in August 2000, (ii) reduced utility expense, (iii) reduced business insurance costs brought about by a reduction in customer liability claims, and (iv) reduced building repair and maintenance costs.

The decrease in advertising expense as a percentage of revenue was primarily due to (i) the discontinuation of certain discount and coupon programs, (ii) less use of promotional products, and (iii) the replacement of billboard advertising with less expensive highway signage.

### General and Administrative

General and administrative expenses for restaurant operations increased 17.5% in fiscal 2001 over fiscal 2000, compared to the 15.9% increase in revenue. As a percentage of revenue, general and administrative expenses were 3.3% in fiscal 2000 compared to 3.4% in fiscal 2001. The increase was primarily the result of (i) increased payroll costs related to supervisory, accounting and administrative personnel added to support new store openings and operations, (ii) costs related to the Company's office relocation and consolidation, and (iii) an increase in the use of outside computer consultants. The increase at the corporate level was due to (i) additional positions filled to facilitate the Company's new store growth, (ii) increased incentive pay based on improved operating results in fiscal 2001, and (iii) an increase in professional and consulting fees. The increase in Michigan Single Business Tax expense was due to the Company's improved operating results and the elimination of the capital acquisition deduction from the Michigan Single Business Tax calculation. These increases were partially offset by a reduction in public market expenses.

### Depreciation and Amortization

The increase in depreciation and amortization expense was primarily due to the depreciation of buildings and equipment associated with new restaurants. Also contributing to the increase was (i) the January 2001 purchase of two restaurants that were previously leased, (ii) capital expenditures to remodel existing restaurants, and (iii) amortization of loan costs and franchise fees related to new restaurants. These increases were partially offset by reductions in depreciation associated with three closed restaurants (two closed in September 2000 and one closed in February 2001).

**Impairment of Assets**

In fiscal 2001, the Company recorded a gain on the sale of impaired assets of $463,952 that resulted from the sale of two restaurant buildings that were written down to their estimated fair market value in fiscal 2000. The property and equipment at the restaurants had been written down in fiscal 2000 after these restaurants were listed for sale, resulting in an impairment loss in fiscal 2000 of $553,549.

**Interest Expense**

The increase in interest expense was primarily related to additional long-term debt of $6.4 million borrowed in fiscal 2001 to construct new restaurants, combined with a full year of interest expense on $4.4 million of long-term debt incurred in fiscal 2000 for the development of new restaurants. This increase was partially offset by a decrease in interest expense on capital leases that are nearing maturity, and the early retirement of certain equipment loans in March 2001. Nearly all of the Company's long-term debt is at fixed interest rates. As a percentage of revenue, there was no significant change in interest expense from fiscal 2000 to fiscal 2001.

**Gain on Disposal of Assets**

The gain on disposal of assets resulted from the sale of excess land at two restaurant sites in fiscal 2001 which was partially offset by losses on disposal of assets related to the corporate office relocation and the remodeling of three restaurants. In fiscal 2000, the gain on disposal of assets resulted from the sale of excess land at one restaurant and the receipt of insurance proceeds for replacement of fire damaged equipment. As Meritage continues to proceed with its development plan, it may from time to time acquire surplus real estate adjacent to a restaurant site that it is developing that it will attempt to sell following the development of such restaurant. While the goal is to realize a gain on the disposition of such surplus real estate, there are no assurances that this will occur.

## *Comparison of Fiscal Years 2000 and 1999*

**Revenue**

Food and beverage revenue increased 11.3% in fiscal 2000 compared to fiscal 1999. The increase in revenue was due to sales from new restaurants which provided a net increase in sales of $3,847,000 in fiscal 2000. Quarterly revenue on a per restaurant basis for restaurants in operation during the same periods of fiscal 2000 and fiscal 1999 ("same store sales") is set forth below:

Average Net Sales Per Restaurant Unit

| | 2000 | 1999 | Increase (Decrease) | Increase (Decrease)% |
|---|---|---|---|---|
| Fourth Quarter | $ 290,887 | $ 290,298 | $ 589 | 0.2% |
| Third Quarter | 285,148 | 298,427 | (13,279) | (4.4%) |
| Second Quarter | 278,485 | 286,385 | (7,900) | (2.8%) |
| First Quarter | 251,915 | 256,618 | (4,703) | (1.8%) |
| Year to Date | $ 1,106,435 | $ 1,131,728 | $ (25,293) | (2.2%) |

The 2.2% decrease in same store sales in fiscal 2000 was primarily attributable to a decrease in customer traffic, which was partially offset by an increase in the average customer ticket. Customer

traffic decreased by approximately 7% in fiscal 2000 compared to fiscal 1999 due to (i) the temporary discontinuance of late night hours (sales between the hours of 10:00 p.m. and midnight) from December 1999 through March 2000, (ii) a negative impact on "same-store" sales in certain markets due to the opening of new stores in the same market areas, (iii) selective increased menu pricing, (iv) discontinuance of various discount cards, and (v) heavy price discounting by some of the Company's primary competitors. Partially offsetting the decrease in customer traffic was an increase in the average customer ticket amount of approximately 5% for fiscal 2000 compared to fiscal 1999. This increase was aided by selective menu price increases, and increased "combo" meal transactions (a combined purchase of a sandwich, French fry and beverage) and upsizing (the addition of a larger beverage and French fry to standard combo meals for an additional cost).

The Company's fiscal 2000 average same store sales on a per restaurant basis of approximately $1,106,000 were comparable to the average sales of all Wendy's franchised domestic restaurants of approximately $1,130,000 per restaurant.

**Cost of Food and Beverages**

The increase of 0.2 percentage points as a percentage of revenue from fiscal 1999 to fiscal 2000 was due to an increase of approximately 8% in the average cost of beef compared to the prior year. Beef purchases represented approximately 22% of all food and beverage purchases. This increase was somewhat offset by increased menu prices which were effective during certain periods of the year. The cost of food and beverage percentages of 29.0% in fiscal 2000 and 28.8% in fiscal 1999 were in line with guidelines of the Company and Wendy's International.

**Operating Expenses**

Operating expenses as a percentage of revenue increased 1.8 percentage points in fiscal 2000 compared to fiscal 1999. The following table illustrates operating expense categories with significant year-to-year fluctuations:

| | 2000 | 1999 | Increase |
|---|---|---|---|
| As a percentage of revenue: | | | |
| Labor and related expenses | 34.2 | 33.1 | 1.1 |
| Occupancy expenses | 9.1 | 8.9 | 0.2 |
| Advertising expenses | 5.0 | 4.8 | 0.2 |
| Other operating expenses | 3.5 | 3.2 | 0.3 |

Restaurant crew and managerial labor costs increased 1.5 percentage points as a percentage of revenue (a 5.9% increase) in fiscal 2000 compared to fiscal 1999. The Company was affected by a tight labor market and its effect on the availability and cost of labor. The labor cost increase was due to an increase in the average hourly rate of 6.4% combined with similar wage increases for salaried restaurant employees. Partially offsetting the impact of the increase in direct labor cost was a reduction in health insurance costs due to the adoption of a new insurance plan.

Business insurance premium costs increased approximately 55% (from $137,000 in fiscal 1999 to $212,000 in fiscal 2000). The majority of this increase was caused by (i) an increase in premiums in July 2000 due largely to two fire damage claims during the previous plan year, and (ii) an increase in property tax expense. Because the majority of occupancy expenses are fixed costs, occupancy expenses as a percentage of revenue were also adversely impacted by the 2.2% decrease in same store sales.

The increase in advertising expense was primarily the result of (i) an increase in the cost of kids' meal toys, and (ii) costs incurred for participation in a special promotion sponsored by the Company's beverage supplier. These increases were partially offset by a reduction in food giveaway costs brought about by discontinuing certain discount programs.

Other operating expenses on a per restaurant basis increased 5.7% in fiscal 2000 compared to fiscal 1999. Increases in cleaning and trash pickup costs, and the cost of office supplies accounted for the majority of the increase.

**General and Administrative**

General and administrative expenses for restaurant operations increased 11.8% in fiscal 2000 compared to fiscal 1999. As a percentage of revenue, general and administrative expenses were 3.7% of revenue in both fiscal 1999 and fiscal 2000. The increase in general and administrative expenses in fiscal 2000 was primarily due to increased payroll costs related to the opening of five new restaurants in fiscal 2000. Also contributing to the increase was an increase in transportation costs, which was largely offset by a reduction in Michigan Single Business Tax. The increase in corporate level general and administrative expenses was primarily due to a non-recurring reduction in legal expense of $192,000 in fiscal 1999 and an increase in computer system development fees related to a new financial reporting system. Excluding the $192,000 non-recurring reduction in legal costs, corporate level general and administrative expenses decreased 6.0% in fiscal 2000 compared to fiscal 1999. Reductions in business insurance premiums and a reduction in executive compensation due to limited bonus awards accounted for the majority of this decrease.

**Depreciation and Amortization**

The increase in depreciation and amortization expense was related to increased depreciation on capital expenditures for new restaurants and capital improvements made to existing restaurants. This increase was also related to new loan costs and franchise fees incurred for new restaurant development, and loan costs associated with the line of credit obtained in fiscal 2000.

**Impairment of Assets**

In fiscal 2000, the Company closed one restaurant and listed another for sale due to the opening of a new restaurant in the same market area. The property and equipment owned by the Company at these locations were written down to their estimated fair market value resulting in an impairment loss in fiscal 2000 of $553,549. During fiscal 1999, the Company did not renew a lease at a restaurant site because it determined that there had been a permanent decline in the market value of the property and equipment due to changes in local market conditions. As a result, the property and equipment owned by the Company at this location was written down to the estimated fair market value resulting in an impairment loss of $156,000 in fiscal 1999.

**Interest Expense**

The increase in interest expense for fiscal 2000 was primarily due to additional long-term debt of $4.4 million incurred in fiscal 2000 to finance the development of new restaurants, and increased interest expense from a full year of interest on $3.1 million of long-term debt incurred in fiscal 1999. These increases were partially offset by a decrease in interest expense related to notes payable issued in connection with the sale of the hotel properties, and lower interest expense on obligations under capital leases due to a declining principal balance.

**Interest Income**

Interest income in fiscal 1999 was primarily the result of interest earned on notes receivable obtained in the sale of hotel properties which were paid in full in August 1999 and April 2000. This resulted in a significant decrease in interest income in fiscal 2000 compared to fiscal 1999.

**Gain on Disposal of Assets**

Of the gain on disposal of assets of $142,000 in fiscal 2000, $95,000 was the result of the sale of vacant land, and $47,000 was a non-cash gain from excess insurance proceeds over the net book value of equipment damaged by fire at one of the Company's restaurants. Of the gain on disposal of assets of $391,000 in fiscal 1999, $200,000 was from the sale of life insurance policies associated with the Company's former management, and $191,000 was from excess insurance proceeds over the net book value of fire damaged equipment.

**Liquidity and Capital Resources**

*Cash Flows – Fiscal Year Ended December 2, 2001*

Cash and cash equivalents ("cash") increased $876,000 to $1,664,000 as of December 2, 2001. The increase in cash was the result of the following:

| | |
|---|---|
| Net cash provided by operating activities | $ 4,756,000 |
| Net cash used in investing activities | (10,893,000) |
| Net cash provided by financing activities | 7,013,000 |
| Net increase in cash | $ 876,000 |

Net cash provided by operating activities, which increased $4,020,000 in fiscal 2001 compared to fiscal 2000, was primarily the result of (i) a $1,884,000 improvement in net earnings, (ii) an increase in deferred revenue of $2,511,000 resulting from the receipt of $3,000,000 in marketing funds from the Company's beverage supplier, (iii) an increase of $405,000 in the change in net current assets other than cash, and (iv) an increase in depreciation and amortization expense of $316,000. This improvement was partially offset by an increase of $1,092,000 from the net gain associated with the impairment and disposal of assets.

Net cash used in investing activities, which increased $6,338,000 in fiscal 2001 compared to fiscal 2000, included (i) $9,737,000 used to develop new restaurants, (ii) $881,000 for upgrades and remodels at existing restaurants, (iii) the $800,000 purchase of two restaurants that were previously leased, and (iv) purchases of $1,096,000 for surplus land held for sale. This compares to $5,013,000 invested in fiscal 2000 including (i) $4,425,000 invested into new restaurants, and (ii) upgrades to existing restaurants of $588,000. These increases in investments in property and equipment from the prior year were partially offset by an increase in proceeds from the sale of assets of $1,587,000.

Net cash provided by financing activities, which increased $3,985,000 in fiscal 2001 compared to fiscal 2000, primarily resulted from (i) new borrowings totaling $7,124,000 in fiscal 2001 primarily for the development of new restaurants compared to $4,420,000 of new borrowings in fiscal 2000, and (ii) an increase in proceeds from the issuance of common stock of $1,476,000 associated with a private placement in February 2001. These increases were slightly offset by increases in (i) principal payments on long-term obligations of $348,000, and (ii) open market purchases of the Company's common stock of $206,000.

*Cash Flows – Fiscal Year Ended November 30, 2000*

Cash and cash equivalents ("cash") decreased $791,000 to $788,000 as of November 30, 2000. The decrease in cash was the result of the following:

| | |
|---|---|
| Net cash provided by operating activities | $ 736,000 |
| Net cash used in investing activities | (4,556,000) |
| Net cash provided by financing activities | 3,029,000 |
| Net decrease in cash | $ (791,000) |

Net cash provided by operating activities, which decreased $217,000 in fiscal 2000 compared to fiscal 1999, was significantly less than the decrease in net earnings of $1,824,000. This decrease in net cash provided by operating activities was partially due to increases in non-cash transactions in fiscal 2000 compared to fiscal 1999, including (i) an increase of $299,000 in depreciation and amortization expense, (ii) an increase of $397,000 in charges related to impairment of assets, and (iii) a reduction in the amount of non-cash gains from the replacement of restaurant assets damaged by fire of $144,000. Cash provided by operating activities in fiscal 2000 was also affected by a reduction in cash used to satisfy certain obligations during fiscal 1999 which were not repeated in fiscal 2000, including (i) obligations related to the discontinued hotel operations of $594,000, and (ii) amounts due to the former general partner of the Wendy's partnership of $245,000.

Net cash used in investing activities increased $2,708,000 in fiscal 2000 compared to fiscal 1999. This increase includes $5,013,000 invested in fiscal 2000 including (i) $4,425,000 invested into new restaurants, and (ii) $588,000 in upgrades to existing restaurants. This compares to $4,593,000 invested in fiscal 1999 including (i) $4,189,000 invested into new restaurants and (ii) upgrades to existing restaurants of $404,000. Also contributing significantly to the increase in cash used in investing activities was the reduction of $2,270,000 in cash collected on notes receivable.

Net cash provided by financing activities increased $2,664,000 in fiscal 2000 compared to fiscal 1999. This increase resulted from (i) new borrowings totaling $4,420,000 in fiscal 2000 primarily for the development of new restaurants compared to $3,116,000 of new borrowings in fiscal 1999, and (ii) a reduction of $1,375,000 in principal payments on notes payable from the sale of the hotel properties. Scheduled principal payments on long-term obligations were approximately $174,000 more in fiscal 2000 than in fiscal 1999.

*Financial Condition*

As of December 2, 2001, the Company's current liabilities exceeded its current assets by $2,033,000 compared to November 30, 2000, when current liabilities exceeded current assets by $2,347,000. Excluding the current portion of occupancy related long-term obligations and capital leases, the Company's current liabilities exceeded its current assets by $978,000 at December 2, 2001. At these dates, the ratios of current assets to current liabilities were .52:1 and .35:1, respectively. Working capital increased due to (i) increased net earnings, (ii) the receipt of approximately $3,000,000 in marketing funds from the Company's beverage supplier, and (iii) the receipt of $1,504,000 from the issuance of common stock in a private placement in February 2001. These events helped fund the development of new restaurants and upgrades at existing restaurants in fiscal 2001. The above discussion regarding cash flows in fiscal 2001 provides additional details regarding the increase in cash as well as the most significant reasons for the increase in working capital.

Because the cash flow from existing restaurants in fiscal 2001 was higher than experienced in fiscal 2000, and due to the receipt of marketing funds from the Company's beverage supplier and proceeds from the private placement conducted in February 2001, the Company is beginning fiscal 2002 in a better cash position. Because of the Company's aggressive development plans, however, certain liquidity issues still exist including (i) seasonal decreases in cash flow during the winter months (i.e., the first fiscal quarter), (ii) negative cash flow experienced by new stores during the pre-opening and start-up phase of operations, and (iii) the Company's decision to de-leverage by making equity payments of 20% - 25% in its newly opened stores.

As discussed above, cash flow from existing operations increased over the past year due to various factors. In the past three years, the Company has increased the number of restaurants it operates by over 50%, from 25 to 40 restaurants. The Company, recognizing the need to implement a number of operational changes in order to effectively manage this growth, undertook a number of initiatives beginning in the first quarter of fiscal 2001. See the "Management Outlook" section below. We anticipate that these initiatives, along with other operational changes currently underway, will result in increased cash flow from existing operations in fiscal 2002.

Capital investment into existing restaurants is estimated at $1,000,000 during fiscal 2002. It is anticipated that the capital resources for this investment will be a combination of internally generated cash from existing operations and proceeds generated from asset sales. The Company plans to open eight to ten new stores during fiscal 2002. In order to minimize the impact of increased cash flow requirements that are generated during a new store start-up period, the Company is limiting new store openings to only one store during the first fiscal quarter, with the remaining stores opening throughout the balance of the fiscal year. The Company benchmarks and monitors its pre-opening and start-up costs to insure efficiencies are being achieved.

All of the planned new restaurants for fiscal 2002 will require an investment in real estate and equipment. It is anticipated that the newly owned restaurants will require an investment of approximately $1.25 million per restaurant, of which the Company intends to invest $250,000 to $300,000 of equity per restaurant. Any remaining investment will be funded through long-term financing. In fiscal 2001, the Company received an $8,000,000 forward commitment for debt financing for eight new restaurants of which $4.7 million remains at December 2, 2001. The Company opened its newest restaurant in February 2002, and will utilize approximately $916,000 of the forward commitment to finance this site. Borrowings under the existing commitment include a 15-year mortgage (20-year amortization) with a fixed interest rate equal to 2.6% over the 10-year term treasury rate. Based on current treasury rates, this rate would be approximately 7.5%. The Company is evaluating proposals for debt financing from various lenders for the development of the remaining new restaurants planned for 2002. Such proposals contain similar loan terms.

The Company's various loan and franchise agreements contain covenants requiring the maintenance of certain financial ratios including:

- Fixed Charge Coverage Ratio ("FCCR") of not less than 1.2:1 for the Wendy's operations;
- FCCR of not less than 1.2:1 for certain Wendy's restaurants subject to a real estate mortgage;
- FCCR of not less than 1.4:1 for certain Wendy's restaurants subject to both a real estate mortgage and a business value loan;
- Leverage Ratio (Funded Debt: Earnings Before Interest, Taxes, Depreciation and Amortization) not to exceed 6.0:1 through 11/30/02, and not to exceed 5.5:1 after 11/30/02;
- Debt Service Coverage Ratio of not less than 1.1:1; and
- restrictions against using operating cash flow from the Wendy's business for other means if such use would cause the FCCR to be less than 1.2:1.

At December 2, 2001, the Company was in compliance with these covenants.

The Company's loan and franchise agreements also contain restrictions regarding the amount of currently generated operating cash flow from the Wendy's operation that may be utilized to fund corporate level expenses. The Company met these requirements in 2001, and anticipates meeting these requirements in the upcoming year.

The Company may use any of the following sources to meet its current obligations over the next twelve months:

- utilizing cash balances;
- using operating cash generated from existing Wendy's restaurants;
- borrowing on its $3.5 million line of credit;
- selling surplus real estate;
- using proceeds of $538,000 from a note receivable;
- financing or deferring capital expenditures and renovations;
- deferring new store openings; and
- financing equipment packages at new restaurants.

There can be no assurances, however, that the Company will be able to complete the above activities or that completion would yield the results expected.

**Inflation and Changing Prices**

For several years, the food service industry has been affected by a shortage of management and hourly employees. Rising wage rates, due to this shortage, have negatively impacted the Company's operating results. These increases, along with periodic increases in food and other operating expenses such as fuel and utility costs, would normally be passed on to customers in the form of price increases. However, highly competitive market conditions have somewhat limited the Company's ability to offset higher costs through price increases to its customers. Price increases of about 8% were instituted in the fourth quarter of fiscal 2000 and remained in effect throughout fiscal 2001. These price increases produced additional cash flow that partially offset the increased operating costs.

**Management's Outlook**

Since the fourth quarter of fiscal 2000, the Company has successfully attracted experienced retail management to reengineer certain aspects of the Company's administrative and operational processes. These operational changes, which resulted in improved operating margins and cash flow, included (i) adopting a more objective profit-oriented incentive compensation plan for restaurant management, (ii) realigning key operational personnel into more productive and profit-generating positions, (iii) increasing menu prices to better align the Company's prices with its competitors and to absorb operating cost increases, (iv) consolidating the Company's Grand Rapids and Kalamazoo offices into a single office, (v) utilizing an in-house training center to improve the quality and effectiveness of restaurant managers and to reduce turnover, (vi) implementing an aggressive capital improvement plan aimed at upgrading existing restaurants, and (vii) implementing a new restaurant accounting system that provides real time store level labor and food cost data. The Company will also continue to focus on executing the system-wide program called "Service Excellence" which involves training employees to approach service in a new manner. These operational initiatives, along with the continued execution of the Company's new store growth plan, remain the key elements of management's plans for fiscal 2002.

New store openings form the basis of the Company's growth strategy. During fiscal 2002 the Company plans to open eight to ten new units. In addition, the Company continues to assess its older units in determining whether they should be closed, remodeled or replaced with new and more efficient restaurants.

**Item 7A. Quantitative and Qualitative Disclosures About Market Risk.**

Not applicable.

**Item 8. Financial Statements and Supplementary Data.**

The financial statements and supplementary data included in the report under this Item are set forth at the end of this report beginning on page F-1.

**Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.**

None.

## PART III

### Item 10. Directors and Executive Officers of the Registrant.

Directors, Executive Officers and Significant Employees

The following is information concerning the current directors, executive officers and significant employees of the Company as of February 11, 2002:

| | | Common Shares Beneficially Owned | |
|---|---|---|---|
| **Name and Age (1)** | **Position** | **Amount (2)** | **Percentage** |
| Robert E. Schermer, Sr. (3) (4)<br>66 | Chairman of the Board of Directors | 667,985 | 12.5% |
| Robert E. Schermer, Jr. (3) (5) (6)<br>43 | Chief Executive Officer and Director | 534,741 | 9.9% |
| Robert E. Riley (6) (7)<br>54 | President and Director | 571,435 | 10.6% |
| Robert H. Potts (6)<br>48 | Vice President of Real Estate | 31,953 | * |
| Stephen A. Rose (6)<br>49 | Vice President, Treasurer and Chief Financial Officer | 7,500 | * |
| James R. Saalfeld (6)<br>34 | Vice President, Secretary and General Counsel | 62,671 | 1.2% |
| James P. Bishop (8) (9)<br>61 | Director | 40,592 | * |
| Christopher P. Hendy (8) (9)<br>44 | Director | 21,476 | * |
| Joseph L. Maggini (3) (8) (10)<br>62 | Director | 424,901 | 8.0% |
| Jerry L. Ruyan (9)<br>55 | Director | 258,597 | 4.9% |
| All Current Executive Officers and Directors as a Group (10 persons) | | 2,621,851 | 46.8% |

* Less than 1%

(1) Unless otherwise indicated, the persons named have sole voting and investment power and beneficial ownership of the securities.
(2) Includes options held by non-employee directors to acquire from 5,000 to 10,000 shares pursuant to the 1996 Directors' Share Option Plan and the 2001 Directors' Share Option Plan.
(3) Executive Committee Member.
(4) Includes 4,000 shares held by Mr. Schermer, Sr.'s wife.
(5) Includes 6,650 shares held by Mr. Schermer, Jr. as a custodian for his minor child.
(6) Includes options presently exercisable, or exercisable within 60 days, for Mr. Schermer, Jr. of 101,266 shares, Mr. Riley of 71,235, Mr. Potts of 11,250, Mr. Rose of 7,500 shares, and Mr. Saalfeld of 51,894 shares.
(7) Includes 7,500 shares held by a trust for the benefit of Mr. Riley's wife, and 10,275 shares held by Mr. Riley's spouse in an IRA account.
(8) Compensation Committee Member.
(9) Audit Committee Member.
(10) Includes 1,100 shares held by Mr. Maggini's wife, and 1,000 shares held by Mr. Maggini's son.

Robert E. Schermer, Sr. has been a director of the Company since January 25, 1996. He is currently Senior Vice President and a Managing Director of Robert W. Baird & Co. Incorporated, an investment banking and securities brokerage firm headquartered in Milwaukee, Wisconsin. Mr. Schermer has held this position for more than five years. He is the father of Robert E. Schermer, Jr.

Robert E. Schermer, Jr. has been a director of the Company since January 25, 1996. He has been Chief Executive Officer of the Company since October 6, 1998. Mr. Schermer also served as President of the Company from October 1998 until October 2000, Treasurer of the Company from January 1996 until September 1996, and Executive Vice President from January 1996 until October 1998.

Robert E. Riley has been President of the Company since October 25, 2000. From 1984 until 1999, Mr. Riley was with Meijer Inc., a multi-billion dollar supermarket and general merchandise retailer, where he held the position of Senior Vice President, General Counsel and Secretary since 1986.

Robert H. Potts has been Vice President of Real Estate for the Company since March 5, 2001. From 1989 to 2001, Mr. Potts was with Meijer where he held the position of Senior Counsel. Mr. Potts is a licensed member of the Michigan Bar.

Stephen A. Rose has been Vice President, Treasurer and Chief Financial Officer of the Company since July 2, 2001. From 1997 to 2001, Mr. Rose was Chief Financial Officer with First Telecommunications Corp., a business, telephone and data communication system provider. From 1994 to 1997, Mr. Rose was Chief Financial Officer with Kal Grafx, a commercial and label printing and graphic arts provider. Mr. Rose is a CPA.

James R. Saalfeld has been Vice President, Secretary and General Counsel of the Company since March 20, 1996. From 1992 until 1996, Mr. Saalfeld was with Dykema Gossett PLLC, a law firm headquartered in Detroit, Michigan. Mr. Saalfeld is a licensed member of the Michigan Bar.

James P. Bishop has been a director of the Company since July 16, 1998. He is a CPA and the President and majority owner of the Bishop, Gasperini & Flipse, P.C. accounting firm in Kalamazoo, Michigan, where he has worked since 1973. Mr. Bishop was appointed by Michigan's Governor to the Administrative Committee on Public Accountancy in 1993.

Christopher P. Hendy has been a director of the Company since July 16, 1998. Since August 1996, Mr. Hendy has been a partner in Redwood Holdings, Inc., an investment/venture capital company located in Cincinnati, Ohio. Between 1991 and 1996, Mr. Hendy was the Vice President Manager - Asset Based Lending with Fifth Third Bank. Mr. Hendy is also a director of Synbiotics Corporation (SBIO:OCBB), a manufacturer of diagnostic test products in the animal health care industry, and Schonstedt Instrument Company, a manufacturer of magnetic field detecting and measuring instruments.

Joseph L. Maggini has been a director of the Company since January 25, 1996. Since founding the company in 1974, Mr. Maggini has served as President and Chairman of the Board of Magic Steel Corporation, a steel service center located in Grand Rapids, Michigan.

Jerry L. Ruyan has been a director of the Company since October 24, 1996. In October 1999, Mr. Ruyan was appointed Chairman and CEO of Hemagen Diagnostics, Inc. (HMGN:NAS), a manufacturer of medical diagnostic test kits. Since 1995, Mr. Ruyan has been a partner in Redwood Holdings, Inc. He is also a founder, and a former officer and director, of Meridian Diagnostics, Inc., a producer of medical diagnostic products. In addition, Mr. Ruyan is Chairman of the Board of Schonstedt Instrument Company, and a director of Popmail.com (POPM:NAS), an Internet permission based marketing company.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's officers, directors and persons who own more than ten percent of the Company's common shares to file reports of ownership with the SEC and to furnish the Company with copies of these reports. Based solely upon its review of reports received by it, or upon written representation from certain reporting persons that no reports were required, the Company believes that during fiscal 2001 all filing requirements were met.

**Item 11. Executive Compensation.**

The following table sets forth information regarding compensation paid by the Company to its Chief Executive Officer and executive officers or significant employees earning in excess of $100,000 in fiscal 2001:

| SUMMARY COMPENSATION TABLE | | | | | |
|---|---|---|---|---|---|
| | | ANNUAL COMPENSATION | | LONG-TERM COMPENSATION | |
| Name and Principal Position | Year | Salary | Bonus | Securities Under-lying Options | Other Annual Compensation |
| Robert E. Schermer, Jr.<br>Chief Executive Officer (1) | 2001<br>2000<br>1999 | $ 150,500<br>$ 136,585<br>$ 127,000 | $ 34,848<br>$ ---<br>$ 27,782 | 90,000<br>20,205<br>50,000 | ---<br>---<br>--- |
| Robert E. Riley<br>President | 2001<br>2000 | $ 145,000<br>$ 21,367 | $ 34,848<br>$ --- | 190,000<br>--- | ---<br>--- |
| James R. Saalfeld<br>Vice President, General<br>Counsel & Secretary | 2001<br>2000<br>1999 | $ 107,125<br>$ 93,817<br>$ 91,440 | $ 22,616<br>$ 5,000<br>$ 20,003 | 27,500<br>---<br>27,741 | ---<br>---<br>--- |

(1) Mr. Schermer also received an annual automobile allowance.

**Stock Options**

The following tables contain information concerning the grant of stock options to the executives and employees identified in the Summary Compensation Table and the appreciation of such options:

| OPTION GRANTS IN FISCAL 2001 | | | | | | |
|---|---|---|---|---|---|---|
| | | | | | Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term | |
| Name | Number of Securities Underlying Options Granted | % of Total Options Granted to Employees in Fiscal 2001 | Exercise Price ($ per share) | Expiration Date | 5% | 10% |
| Robert E. Schermer, Jr. | 90,000 | 23.7 % | $2.35 | 8/22/11 | $ 133,034 | $ 337,131 |
| Robert E. Riley | 190,000 | 50.0 % | (1) | (1) | $ 254,934 | $ 646,048 |
| James R. Saalfeld | 27,500 | 7.2 % | $2.35 | 8/22/11 | $ 40,649 | $ 103,012 |

(1) Mr. Riley received two separate option grants during fiscal 2001: (a) 100,000 shares with an exercise price of $1.938 and an expiration date of 12/19/10, and (b) 90,000 shares with an exercise price of $2.35 and an expiration date of 8/22/11.

| FISCAL 2001 OPTION EXERCISES AND FISCAL YEAR-END OPTION VALUES | | | | |
|---|---|---|---|---|
| Name | Shares Acquired on Exercise | Value Realized | Number of Securities Underlying Unexercised Options at Fiscal Year End<br>Exercisable/Unexercisable | Value of Unexercised In-the-Money Options at Fiscal Year End<br>Exercisable/Unexercisable |
| Robert E. Schermer, Jr. | --- | --- | 101,266 / 120,214 | $113,499 / $142,249 |
| Robert E. Riley | --- | --- | 71,235 / 135,040 | $111,600 / $176,600 |
| James R. Saalfeld | --- | --- | 51,894 / 28,347 | $60,478 / $21,400 |

## Item 12. Security Ownership of Certain Beneficial Owners and Management.

Other than certain of the Company's directors and officers as identified in Item 10 above, no other shareholders are known by the Company to beneficially own 5% or more of the Company's outstanding common shares as of February 11, 2002, except for Peter D. Wierenga who reported beneficial ownership of 271,109 (5.0%) on November 9, 2000. Mr. Wierenga's business address is reported in his Schedule 13D as 3703 S. Division Ave., Grand Rapids, Michigan 49503.

## Item 13. Certain Relationships and Related Transactions.

Management believes that the following transactions were on terms no less favorable to the Company than those that could be obtained from unaffiliated parties.

On February 9, 2001, Meritage completed the sale of 762,500 unregistered common shares to its officers and certain directors at $2.1556 per share in a private placement. Cash proceeds of $1,104,745 and a 90-day promissory note for $538,900 are being used for the continued development of its Wendy's operations. The private placement was authorized by the Board of Directors on January 22, 2001. The share price was computed by adding $0.0625 to the average closing price of the common shares on the American Stock Exchange for the ten trading days beginning on January 22, 2001. The source of the common shares issued was treasury shares. The following directors and officers participated in the private placement and acquired the common shares noted next to their name: Director - James P. Bishop (10,000 shares); Director - Joseph L. Maggini (230,000 shares); CEO & Director - Robert E. Schermer, Jr. (250,000 shares); President & Director - Robert E. Riley (250,000 shares); Vice President & Secretary - James R. Saalfeld (2,500 shares); and former Vice President & Treasurer - Pauline M. Krywanski (20,000 shares). Mr. Schermer's shares were purchased with a 90-day recourse note to Meritage bearing interest at 8.0% per annum and secured by 250,000 common shares. The Board of Directors approved amendments to the note and security agreement extending the due date under the note to May 15, 2002, and Mr. Schermer paid all accrued interest due under the note through November 17, 2001.

# PART IV

## Item 14. Exhibits, Financial Statement Schedules, and Reports on Form 8-K.

(a)(1) and (2) Financial Statements and Schedules.

All financial statements and schedules required to be filed by Item 8 of this Form and included in this report are set forth at the end of this report beginning on page F-1. No additional financial statements or schedules are being filed since the requirements of paragraph (d) under Item 14 are not applicable to the Company.

(a)(3) Exhibit List.

The following documents are exhibits to this Annual Report:

| Exhibit No. | Description of Document |
|---|---|
| 3.1 | Amended and Restated Articles of Incorporation (1). |
| 3.2 | Restated and Amended Bylaws (2). |
| 4.1 | Certificate of Designation of Series A Convertible Preferred Shares (3). |
| 10.1 | Sample Construction Loan Agreement with Captec Financial Group, Inc. (4). |
| 10.2 | Sample Promissory Note with Captec Financial Group, Inc. regarding real estate financing (4). |
| 10.3 | Sample Mortgage with Captec Financial Group, Inc. regarding real estate financing (4). |
| 10.4 | Sample Promissory Note with Captec Financial Group, Inc. regarding leasehold financing (4). |
| 10.5 | Sample Mortgage with Captec Financial Group, Inc. regarding leasehold financing (4). |
| 10.6 | Sample Promissory Note with Captec Financial Group, Inc. regarding business value financing (4). |
| 10.7 | Sample Security Agreement with Captec Financial Group, Inc. regarding business value financing (4). |
| 10.8 | Sample Loan Agreement with Fleet Business Credit Corporation (5). |
| 10.9 | Sample Promissory Note with Fleet Business Credit Corporation (5). |
| 10.10 | Sample Mortgage with Fleet Business Credit Corporation (5). |
| 10.11 | Sample Guaranty with Fleet Business Credit Corporation (5). |
| 10.12 | Line of Credit, Term Loan & Security Agreement with Fleet Business Credit Corporation (6). |
| 10.13 | Promissory Note for Line of Credit with Fleet Business Credit Corporation (6). |
| 10.14 | Consent Agreement dated May 16, 1997 between Wendy's International, Inc., Wendy's of Michigan, Meritage Hospitality Group Inc., MHG Food Service Inc., Meritage Capital Corp., MCC Food Service Inc., Robert E. Schermer, Jr. and Christopher B. Hewett, with sample Unit Franchise Agreement, Guaranties, and Release of Claims attached as exhibits (7). |
| 10.15 | Agreement and Consent dated August 7, 1998 between WM Limited Partnership - 1998, Meritage Hospitality Group Inc., MHG Food Service Inc., Meritage Capital Corp., MCC Food Service Inc., Robert E. Schermer, Jr., and Christopher B. Hewett (4). |
| 10.16 | Agreement and Consent dated December 16, 1998 between WM Limited Partnership - 1998, Meritage Hospitality Group Inc., MHG Food Service Inc., Meritage Capital Corp., MCC Food Service Inc., S & Q Management, LLC, Robert E. Schermer, Jr., Christopher B. Hewett, and Ray E. Quada (8). |

10.17 Agreement and Consent dated June 11, 2001 between WM Limited Partnership - 1998, Meritage Hospitality Group Inc., MHG Food Service Inc., RES Management, LLC, S & Q Management, LLC, Robert E. Schermer, Jr. and The Estate of Ray E. Quada (9).

10.18 Sample indemnification agreement for officers and directors of the Company (10).

10.19 Indemnification Agreement dated February 18, 2002 among Meritage Hospitality Group Inc., MHG Food Service Inc., WM Limited Partnership - 1998, RES Management, LLC, and Robert E. Schermer, Jr. (9).

10.20 Promissory Note and Stock Pledge Agreement dated February 16, 2001 among Meritage Hospitality Group Inc., as lender, and Robert E. Schermer, Jr., as borrower (11).

10.21 First Amended Promissory Note and Stock Pledge Agreement among Meritage Hospitality Group Inc., as lender, and Robert E. Schermer, Jr., as borrower (12).

10.22 Second Amended Promissory Note and Stock Pledge Agreement among Meritage Hospitality Group Inc., as lender, and Robert E. Schermer, Jr., as borrower (9).

**Management Compensatory Contracts**

10.23 Amended 1996 Management Equity Incentive Plan (13).

10.24 Amended 1996 Directors' Share Option Plan (7).

10.25 Amended 2001 Directors' Share Option Plan (9).

10.26 Amended 1999 Directors' Compensation Plan (12).

---

21 Subsidiaries of the Registrant (9).

23 Consent of Grant Thornton LLP (9).

Exhibits previously filed and incorporated by reference from:

(1) The Quarterly Report on Form 10-Q for the Company's fiscal quarter ended May 31, 2000.
(2) Report on Form 8-K for the Company filed on November 6, 2000.
(3) The Annual Report on Form 10-K for the Company's fiscal year ended November 30, 1996.
(4) The Quarterly Report on Form 10-Q for the Company's fiscal quarter ended August 31, 1998.
(5) The Quarterly Report on Form 10-Q for the Company's fiscal quarter ended May 31, 1999.
(6) The Quarterly Report on Form 10-Q for the Company's fiscal quarter ended August 31, 2000.
(7) The Quarterly Report on Form 10-Q for the Company's fiscal quarter ended May 31, 1997.
(8) The Annual Report on Form 10-K for the Company's fiscal year ended November 30, 1998.
(9) Filed herewith.
(10) The Annual Report on Form 10-K for the Company's fiscal year ended November 30, 1997.
(11) Amendment No. 2 to Schedule 13-D filed by Robert E. Schermer, Jr. on February 20, 2001.
(12) The Quarterly Report on Form 10-Q for the Company's fiscal quarter ended May 31, 2001.
(13) The Annual Report on Form 10-K for the Company's fiscal year ended November 30, 2000.

(b) Reports on Form 8-K.

None.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MERITAGE HOSPITALITY GROUP INC.

Dated: February 18, 2002

By /s/ Robert E. Schermer, Jr.
Robert E. Schermer, Jr.
Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

| Signature | Title | Date |
|---|---|---|
| /s/ Robert E. Schermer, Sr.<br>Robert E. Schermer, Sr. | Chairman of the Board of Directors | February 18, 2002 |
| /s/ Robert E. Schermer, Jr.<br>Robert E. Schermer, Jr. | Chief Executive Officer and Director (Principal Executive Officer) | February 18, 2002 |
| /s/ Robert E. Riley<br>Robert E. Riley | President and Director | February 18, 2002 |
| /s/ Stephen A. Rose<br>Stephen A. Rose | Vice President, Treasurer and Chief Financial Officer (Principal Financial & Accounting Officer) | February 18, 2002 |
| /s/ James P. Bishop<br>James P. Bishop | Director | February 18, 2002 |
| /s/ Christopher P. Hendy<br>Christopher P. Hendy | Director | February 18, 2002 |
| /s/ Joseph L. Maggini<br>Joseph L. Maggini | Director | February 18, 2002 |
| /s/ Jerry L. Ruyan<br>Jerry L. Ruyan | Director | February 18, 2002 |

# INDEX TO FINANCIAL STATEMENTS

## MERITAGE HOSPITALITY GROUP INC. AND SUBSIDIARIES

# Report of Independent Certified Public Accountants

Board of Directors
Meritage Hospitality Group Inc.

We have audited the accompanying consolidated balance sheets of Meritage Hospitality Group Inc. (a Michigan corporation) and subsidiaries as of December 2, 2001 and November 30, 2000, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 2, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Meritage Hospitality Group Inc. and subsidiaries as of December 2, 2001 and November 30, 2000, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 2, 2001, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Southfield, Michigan
January 31, 2002

26911 Northwestern Hwy.
Suite 400
Southfield, MI 48034
**T** 248.262.1950
**F** 248.350.3581
**W** www.grantthornton.com



**Grant Thornton LLP**
**US Member of Grant Thornton International**

# Meritage Hospitality Group Inc. and Subsidiaries

## Consolidated Balance Sheets

## December 2, 2001 and November 30, 2000

| ASSETS | December 2, 2001 | November 30, 2000 |
|---|---|---|
| **Current Assets** | | |
| Cash and cash equivalents | **$ 1,663,900** | $ 787,747 |
| Receivables | **129,162** | 59,605 |
| Inventories | **202,708** | 228,023 |
| Prepaid expenses and other current assets | **201,885** | 165,104 |
| Total Current Assets | **2,197,655** | 1,240,479 |
| **Property, Plant and Equipment, net** | **28,780,582** | 19,092,780 |
| **Other Assets** | | |
| Note receivable | **362,736** | - |
| Assets held for sale | **472,725** | 704,350 |
| Goodwill, net of amortization of $698,345 and $516,816, respectively | **4,611,378** | 4,792,907 |
| Franchise costs, net of amortization of $93,917 and $65,375, respectively | **881,083** | 734,625 |
| Financing costs, net of amortization of $64,108 and $47,379, respectively | **477,787** | 355,180 |
| Deferred charges and other assets | **96,889** | 124,907 |
| Total Other Assets | **6,902,598** | 6,711,969 |
| Total Assets | **$ 37,880,835** | $ 27,045,228 |

# Meritage Hospitality Group Inc. and Subsidiaries

## Consolidated Balance Sheets - Continued

## December 2, 2001 and November 30, 2000

### LIABILITIES AND STOCKHOLDERS' EQUITY

| | December 2, 2001 | November 30, 2000 |
|---|---|---|
| **Current Liabilities** | | |
| Current portion of long-term obligations | **$ 748,444** | $ 682,242 |
| Current portion of obligations under capital lease | **306,305** | 357,768 |
| Trade accounts payable | **1,583,295** | 1,376,342 |
| Income taxes payable | **17,264** | 2,264 |
| Accrued liabilities | **1,575,278** | 1,168,708 |
| Total Current Liabilities | **4,230,586** | 3,587,324 |
| **Long-Term Obligations** | **22,701,377** | 16,475,202 |
| **Obligations Under Capital Lease** | **402,742** | 709,046 |
| **Deferred Revenue** | **4,209,108** | 1,742,483 |
| **Commitments and Contingencies (Notes H, I, O and P)** | **-** | - |
| **Stockholders' Equity** | | |
| Preferred stock - $0.01 par value shares authorized: 5,000,000; 200,000 shares designated as Series A convertible cumulative preferred stock shares issued and outstanding: 29,520 (liquidation value - $295,200) | **295** | 295 |
| Common stock - $0.01 par value shares authorized: 30,000,000 shares issued: 5,878,413 and 5,862,702, respectively shares outstanding: 5,323,799 and 4,454,884, respectively | **53,238** | 44,548 |
| Additional paid in capital | **13,534,302** | 11,703,257 |
| Note receivable from sale of shares | **(538,900)** | - |
| Accumulated deficit | **(6,711,913)** | (7,216,927) |
| Total Stockholders' Equity | **6,337,022** | 4,531,173 |
| Total Liabilities and Stockholders' Equity | **$ 37,880,835** | $ 27,045,228 |

**The accompanying notes are an integral part of these financial statements.**

# Meritage Hospitality Group Inc. and Subsidiaries
## Consolidated Statements of Operations
## Years Ended December 2, 2001, and November 30, 2000 and 1999

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Food and beverage revenue | **$ 38,356,360** | $ 33,104,982 | $ 29,752,416 |
| Cost and expenses | | | |
| Cost of food and beverages | **10,634,688** | 9,587,701 | 8,556,960 |
| Operating expenses | **21,898,974** | 19,628,560 | 17,121,683 |
| General and administrative expenses | **2,680,339** | 2,054,303 | 1,780,173 |
| Depreciation and amortization | **1,898,615** | 1,582,613 | 1,283,343 |
| (Gain) loss on impairment of assets | **(463,952)** | 553,549 | 156,150 |
| Total cost and expenses | **36,648,664** | 33,406,726 | 28,898,309 |
| Earnings (loss) from operations | **1,707,696** | (301,744) | 854,107 |
| Other income (expense) | | | |
| Interest expense | **(1,514,861)** | (1,360,986) | (1,314,811) |
| Interest income | **105,708** | 98,004 | 390,701 |
| Other income | **30,975** | 69,797 | - |
| Gain on disposal of assets | **217,064** | 142,167 | 391,571 |
| Total other expense | **(1,161,114)** | (1,051,018) | (532,539) |
| Earnings (loss) from continuing operations before income taxes | **546,582** | (1,352,762) | 321,568 |
| Income taxes - current | **15,000** | - | - |
| Earnings (loss) from continuing operations | **531,582** | (1,352,762) | 321,568 |
| Discontinued operations | | | |
| Gain on disposal of discontinued operations | - | - | 150,140 |
| Net earnings (loss) | **531,582** | (1,352,762) | 471,708 |
| Preferred stock dividends | **26,568** | 33,318 | 40,068 |
| Net earnings (loss) on common shares | **$ 505,014** | $ (1,386,080) | $ 431,640 |
| Earnings (loss) per common share - basic and diluted | | | |
| Continuing operations | **$ .10** | $ (.25) | $ .05 |
| Discontinued operations | - | - | .03 |
| Net earnings (loss) per common share | **$ .10** | $ (.25) | $ .08 |
| Weighted average shares outstanding – basic | **5,236,149** | 5,489,710 | 5,748,288 |
| Weighted average shares outstanding – diluted | **5,287,007** | 5,489,710 | 5,774,337 |

**The accompanying notes are an integral part of these financial statements.**

# Meritage Hospitality Group Inc. and Subsidiaries

## Consolidated Statements of Stockholders' Equity

## Years Ended December 2, 2001, and November 30, 2000 and 1999

| | Series A Convertible Preferred Stock | Common Stock | Additional Paid-In Capital | Note Receivable From Sale of Shares | Accumulated Deficit | Total |
|---|---|---|---|---|---|---|
| Balance at December 1, 1998 | $ 445 | $ 57,426 | $13,299,467 | $ (1,660,962) | $ (6,262,487) | $ 5,433,889 |
| Issuance of 10,091 shares of common stock | - | 101 | 19,403 | - | - | 19,504 |
| Recognition of interest income on note receivable from sale of shares | - | - | 696,049 | (696,049) | - | - |
| Increase in valuation allowance on note receivable from sale of shares | - | - | (696,049) | 696,049 | - | - |
| Preferred stock dividends paid | - | - | - | - | (40,068) | (40,068) |
| Purchase of 800 shares of common stock | - | (8) | (2,075) | - | - | (2,083) |
| Net earnings | - | - | - | - | 471,708 | 471,708 |
| Balance at November 30, 1999 | 445 | 57,519 | 13,316,795 | (1,660,962) | (5,830,847) | 5,882,950 |
| Issuance of 30,464 shares of common stock | - | 304 | 67,437 | - | - | 67,741 |
| Transfer of 15,000 shares of convertible preferred shares for 80,001 common shares | (150) | 800 | (650) | - | - | - |
| Surrender of 1,392,858 common shares for note receivable | - | (13,929) | (1,647,033) | 1,660,962 | - | - |
| Purchase of 14,600 shares of common stock | - | (146) | (33,292) | - | - | (33,438) |
| Preferred stock dividends paid | - | - | - | - | (33,318) | (33,318) |
| Net loss | - | - | - | - | (1,352,762) | (1,352,762) |
| Balance at November 30, 2000 | $ 295 | $ 44,548 | $11,703,257 | $ - | $ (7,216,927) | $ 4,531,173 |

## Meritage Hospitality Group Inc. and Subsidiaries

## Consolidated Statements of Stockholders' Equity - Continued

## Years Ended December 2, 2001, and November 30, 2000 and 1999

| | Series A Convertible Preferred Stock | Common Stock | Additional Paid-In Capital | Note Receivable From Sale of Shares | Accumulated Deficit | Total |
|---|---|---|---|---|---|---|
| Balance at December 1, 2000 | $ 295 | $ 44,548 | $11,703,257 | $ - | $ (7,216,927) | $ 4,531,173 |
| Issuance of 978,211 shares of common stock | - | 9,783 | 2,068,341 | (538,900) | - | 1,539,224 |
| Preferred stock dividends paid | - | - | - | - | (26,568) | (26,568) |
| Purchase of 109,296 shares of common stock | - | (1,093) | (237,296) | - | - | (238,389) |
| Net earnings | - | - | - | - | 531,582 | 531,582 |
| Balance at December 2, 2001 | $ 295 | $ 53,238 | $13,534,302 | $ (538,900) | $ (6,711,913) | $ 6,337,022 |

**The accompanying notes are an integral part of these financial statements.**

# Meritage Hospitality Group Inc. and Subsidiaries

## Consolidated Statements of Cash Flows

## Years Ended December 2, 2001, and November 30, 2000 and 1999

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| **Cash Flows From Operating Activities** | | | |
| Net earnings (loss) | $ **531,582** | $(1,352,762) | $ 471,708 |
| Adjustments to reconcile net earnings (loss) to net cash provided by operating activities | | | |
| Depreciation and amortization | **1,898,615** | 1,582,613 | 1,283,343 |
| Compensation paid by issuance of common stock | **34,478** | 38,991 | 19,504 |
| Gain on disposal of assets | **(217,064)** | (142,167) | (391,571) |
| (Gain) loss on impairment of assets | **(463,952)** | 553,549 | 156,150 |
| Decrease in cash value of life insurance | **-** | - | 222,903 |
| Increase (decrease) in deferred revenue | **2,422,985** | (88,305) | (161,238) |
| Decrease (increase) in current assets | | | |
| Receivables | **(69,557)** | 21,634 | (10,265) |
| Inventories | **25,315** | (20,460) | (42,407) |
| Prepaid expenses and other current assets | **(34,517)** | (7,691) | (66,617) |
| Increase (decrease) in current liabilities | | | |
| Trade accounts payable | **206,953** | 130,663 | 518,480 |
| Amount due related party | **-** | - | (245,260) |
| Income taxes payable | **15,000** | (2,736) | (45,000) |
| Accrued liabilities | **406,570** | 22,952 | (163,231) |
| Decrease in net assets of discontinued operations | **-** | - | (593,854) |
| Net cash provided by operating activities | **4,756,408** | 736,281 | 952,645 |
| **Cash Flows From Investing Activities** | | | |
| Proceeds from disposal of assets | **1,779,056** | 192,500 | - |
| Proceeds from insurance - fire | **-** | 84,000 | 671,061 |
| Purchase of property, plant and equipment | **(11,418,474)** | (5,133,408) | (5,188,748) |
| Purchase of assets held for sale | **(1,095,578)** | - | - |
| Payment for franchise agreement | **(175,000)** | (75,000) | (75,000) |
| Collection on notes receivable | **-** | 475,000 | 2,744,617 |
| Decrease (increase) in deferred charges and other assets | **16,337** | (99,200) | - |
| Net cash used in investing activities | **(10,893,659)** | (4,556,108) | (1,848,070) |

# Meritage Hospitality Group Inc. and Subsidiaries

## Consolidated Statements of Cash Flows - Continued

## Years Ended December 2, 2001, and November 30, 2000 and 1999

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| **Cash Flows From Financing Activities** | | | |
| Proceeds from long-term obligations | **$ 6,441,453** | $ 4,419,589 | $ 3,115,542 |
| Proceeds from borrowings on line of credit | **2,650,000** | - | - |
| Principal payments on long-term obligations | **(831,576)** | (483,321) | (1,242,769) |
| Payments on line of credit | **(1,967,500)** | - | - |
| Payments of financing costs | **(160,995)** | (66,366) | (71,064) |
| Payments on obligations under capital lease | **(357,767)** | (328,236) | (294,577) |
| Payments on notes payable | **-** | (475,000) | (1,100,000) |
| Proceeds from issuance of common stock | **1,504,746** | 28,750 | - |
| Purchase of common stock | **(238,389)** | (33,438) | (2,083) |
| Preferred stock dividends paid | **(26,568)** | (33,318) | (40,068) |
| Net cash provided by financing activities | **7,013,404** | 3,028,660 | 364,981 |
| Net increase (decrease) in cash | **876,153** | (791,167) | (530,444) |
| Cash and cash equivalents - beginning of year | **787,747** | 1,578,914 | 2,109,358 |
| Cash and cash equivalents - end of year | **$ 1,663,900** | $ 787,747 | $ 1,578,914 |
| **Supplemental Cash Flow Information** | | | |
| Cash paid for interest | **$ 1,499,000** | $ 1,358,000 | $ 1,319,000 |
| Cash paid for income taxes | **$ -** | $ 2,736 | $ 45,000 |

**Schedule of Non-Cash Investing and Financing Activities**

| | 2001 |
|---|---|
| Sale of impaired asset | |
| Selling price of asset | **$ 400,000** |
| Note receivable obtained from buyer | **365,000** |
| Cash down payment received from buyer | **$ 35,000** |
| Issuance of 250,000 shares of common stock in exchange for note receivable | **$ 538,900** |

Transfer of 15,000 shares of convertible preferred stock into 80,001 shares of common stock in 2000.

**The accompanying notes are an integral part of these financial statements.**

## Note A - Nature of Business and Significant Accounting Policies

The Company currently conducts its business in the quick-service restaurant industry operating 40 Wendy's Old Fashioned Hamburgers restaurants under franchise agreements with Wendy's International, Inc. All operations of the Company are located in Michigan. The Company formerly conducted business in its discontinued lodging industry segment which consisted of three full service hotels. The last hotel sale occurred in 1998 (see Note B).

### *Principles of Consolidation*

The consolidated financial statements include the accounts of the Company and the following wholly-owned subsidiaries:

Continuing operations:
MHG Food Service Inc.
Discontinued operations:
SC Inn Inc., TE Inn Inc., GHR Inc., and GHYC Inc.

All significant intercompany balances and transactions have been eliminated in consolidation.

### *Cash Equivalents*

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

### *Inventories*

Inventories are stated at the lower of cost or market as determined by the first-in, first-out method. Inventories consist of restaurant food items, beverages and serving supplies.

### *Property, Plant and Equipment*

Property, plant and equipment are stated at cost. Depreciation is computed principally using the straight-line method based upon estimated useful lives ranging from 3 to 10 years for machinery and equipment and up to 30 years for property. Amortization of leasehold improvements is provided over the terms of the various leases.

### *Income Taxes*

Income taxes are accounted for by using an asset and liability approach. Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial basis and tax basis of assets and liabilities. Deferred tax, assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

**Note A - Nature of Business and Significant Accounting Policies (Continued)**

***Franchise Agreement Costs***

Costs capitalized under the Company's franchise agreements are amortized using the straight-line method over the terms of the individual franchise agreements including options to renew.

***Financing Costs***

Financing costs are amortized using the straight-line method over the terms of the various loan agreements.

***Goodwill and Long-Lived Assets***

The cost in excess of net assets acquired (goodwill) is amortized using the straight-line method over thirty years (the term of the franchise agreements including options to renew). The Company performs a review for impairment of goodwill and long-lived assets when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Undiscounted estimated future cash flows of an asset are compared with its carrying value, and if the cash flows are less than the carrying value, an impairment loss is recognized (see *Recently Issued Accounting Standards* under Note A). In 2001, there was no impact to the financial statements due to this review. However, in 2001 the Company recorded a gain on the sale of impaired assets of $463,952. This gain resulted from the sale of two restaurant buildings that were written down to estimated fair market value in 2000. In 2000, the Company closed one of these restaurants and listed the other restaurant for sale due to the opening of a new restaurant in the same market area. The property and equipment owned by the Company at these locations were written down to an estimated fair market value resulting in an impairment loss in 2000 of $553,549. In 1999, management decided that the lease for a certain restaurant would not be renewed. The property and equipment owned by the Company at this location were written down to an estimated fair market value resulting in an impairment loss in 1999 of $156,150.

***Obligations Under Capital Lease***

Lease transactions relating to certain restaurant buildings are classified as capital leases. These assets have been capitalized and the related obligations recorded based on the present values of the minimum lease payments at the inception of the leases. Amounts capitalized are being amortized over the terms of the leases.

***Advertising Costs and Other Franchise Fees***

Fees due under the Company's franchise agreements and advertising costs are based primarily on a percentage of monthly food and beverage revenue. These costs are charged to operations as incurred. Advertising expense was approximately $1,521,000, $1,667,000 and $1,428,000 for the years ended December 2, 2001, and November 30, 2000 and 1999, respectively.

## Note A - Nature of Business and Significant Accounting Policies (Continued)

*Use of Estimates*

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

***Recently Issued Accounting Standards***

On July 20, 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting ("SFAS") 141, Business Combinations, and SFAS 142, Goodwill and Intangible Assets. SFAS 141 is effective for all business combinations completed after June 30, 2001. SFAS 142 is effective for fiscal years beginning after December 15, 2001; however, certain provisions of this Statement apply to goodwill and other intangible assets acquired between July 1, 2001, and the effective date of SFAS 142. Major provisions of these Statements and their effective dates for the Company are as follows:

- All business combinations initiated after June 30, 2001, must use the purchase method of accounting. The pooling of interest method of accounting is prohibited except for transactions initiated before July 1, 2001.

- Intangible assets acquired in a business combination must be recorded separately from goodwill if they arise from contractual or other legal rights, or are separable from the acquired entity and can be sold, transferred, licensed, rented or exchanged, either individually or as part of a related contract, asset or liability.

- Goodwill, as well as intangible assets with indefinite lives, acquired after June 30, 2001, will not be amortized. Beginning in fiscal year 2003, all previously recognized goodwill and intangible assets with indefinite lives will no longer be subject to amortization.

- Beginning in fiscal year 2003, goodwill and intangible assets with indefinite lives will be tested for impairment annually and whenever there is an impairment indicator.

- All acquired goodwill must be assigned to reporting units for purposes of impairment testing and segment reporting.

The Company is in the process of determining the impact of these pronouncements on its financial statements.

In December 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard No. 143 ("SFAS"), "Accounting for Asset Retirement Obligations," which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard is effective for fiscal years beginning after June 15, 2002. The Company does not expect this pronouncement to have an impact on their financial statements.

## Note A - Nature of Business and Significant Accounting Policies (Continued)

### *Earnings (Loss) Per Common Share*

Basic earnings per share is computed by dividing earnings on common shares by the weighted average number of common shares outstanding during each year. Diluted earnings per share reflect per share amounts that would have resulted if dilutive potential common stock had been converted to common stock. The following table reconciles the numerators and denominators used to calculate basic and diluted earnings per share for the years ended December 2, 2001, and November 30, 2000 and 1999:

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Numerators | | | |
| Earnings (loss) from continuing operations | **$ 531,582** | $(1,352,762) | $ 321,568 |
| Less preferred stock dividends | **26,568** | 33,318 | 40,068 |
| Earnings (loss) on common shares - basic and diluted | **$ 505,014** | $(1,386,080) | $ 281,500 |
| Denominators | | | |
| Weighted average common shares outstanding - basic | **5,236,149** | 5,489,710 | 5,748,288 |
| Effect of dilutive securities Stock options | **50,858** | - | 26,049 |
| Weighted average common shares outstanding - diluted | **5,287,007** | 5,489,710 | 5,774,337 |

For 2001, 2000 and 1999, convertible preferred stock was not included in the computation of diluted earnings per common share because the effect of conversion would be antidilutive. For 2000, exercisable stock options were not included in the computation of diluted earnings per share because the exercise of stock options would be antidilutive.

### *Fair Value of Financial Instruments*

The carrying amounts of the Company's financial instruments which include cash and cash equivalents, receivables, notes receivable, trade accounts payable and long-term obligations, approximate their fair values.

### *Fiscal Period*

The Company has elected a 52/53 week fiscal period for tax and financial reporting purposes. The fiscal period ends on the Sunday closest to November 30. The 3 years in the period ended December 2, 2001 contained 52 weeks.

### Note B - Discontinued Operations - Sale of Hotel Assets

In 1997 and 1998 the Company sold substantially all the assets of its three full service hotels, which were previously included in the lodging segment. As such, the Company began reporting the lodging segment as discontinued operations effective May 31, 1998. At December 2, 2001 and November 30, 2000 there were no assets or liabilities of the discontinued lodging group business segment included in the balance sheet.

The results of operations of the discontinued operations for the years ended December 2, 2001, and November 30, 2000 and 1999 are summarized below:

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Revenues | $ - | $ - | $ - |
| Earnings from operations | $ - | $ - | $ - |
| Earnings from discontinued operations | $ - | $ - | $ 150,140 |

### Note C - Property, Plant and Equipment

Property, plant and equipment are summarized as follows at December 2, 2001 and November 30, 2000:

| | 2001 | 2000 |
|---|---|---|
| Land and improvements | $ **10,050,918** | $ 5,738,367 |
| Buildings and improvements | **12,129,702** | 7,801,228 |
| Furnishings and equipment | **8,419,624** | 6,260,465 |
| Leasehold improvements | **1,154,861** | 1,100,793 |
| Leased property/capital leases | **983,292** | 983,292 |
| Construction in progress | **444,544** | 139,383 |
| | **33,182,941** | 22,023,528 |
| Less accumulated depreciation and amortization | **(4,402,359)** | (2,930,748) |
| | $ **28,780,582** | $ 19,092,780 |

Depreciation and amortization expense was approximately $1,638,000, $1,332,000, and $1,057,000 for the years ended December 2, 2001, and November 30, 2000 and 1999, respectively.

**Note D - Note Receivable**

Note receivable consisted of the following at December 2, 2001 and November 30, 2000:

| | 2001 | 2000 |
|---|---|---|
| Land contract receivable, collateralized by land and building, requiring monthly payments of $2,678 including interest at 8.0% from March 2002 through February 2004, when the remaining balance is due. | **$ 365,000** | $ - |
| Less current portion | **2,264** | - |
| | **$ 362,736** | $ - |

**Note E - Accrued Liabilities**

Accrued liabilities consist of the following at December 2, 2001 and November 30, 2000:

| | 2001 | 2000 |
|---|---|---|
| Payroll and related payroll taxes | **$ 894,008** | $ 525,704 |
| Property taxes | **367,518** | 284,611 |
| Interest expense | **105,090** | 91,067 |
| Other expenses | **208,662** | 267,326 |
| | **$ 1,575,278** | $ 1,168,708 |

## Note F - Long-Term Obligations

Long-term obligations consist of the following at December 2, 2001 and November 30, 2000:

| | 2001 | 2000 |
|---|---|---|
| Mortgage notes payable, due in monthly installments totaling $171,849 including interest at fixed rates ranging from 7.5% to 8.7% maturing from June 2014 through November 2019. Certain of these notes are partially guaranteed by an officer of the Company. | $ 19,267,717 | $ 14,003,840 |
| Notes payable, due in monthly installments totaling $10,802 including interest at 8.2% through September 2013. | 981,999 | 1,029,470 |
| Fixed rate equipment notes payable, due in monthly installments totaling $14,413 including interest ranging from 8.0% to 8.4% maturing from June 2006 through December 2007. | 736,793 | 1,086,437 |
| Variable rate equipment notes payable, requiring monthly payments of principal increasing from $6,906 to $11,241 over the terms of the notes, plus interest equal to the 30 day commercial paper plus 2.5% (total rate at December 2, 2001, 4.5%), maturing from January 2007 through December 2007. | 636,242 | 720,197 |
| Amount payable under $3.5 million revolving line of credit, requiring monthly payments of interest only at a variable interest rate equal to 30 day LIBOR plus 2.5% (total rate at December 2, 2001, 4.8%) through July 2004 when any outstanding principal is due. | 1,000,000 | 317,500 |
| Construction loans payable, requiring monthly payments of interest only at a variable interest rate equal to 30 day LIBOR plus 2.5% (total rate at December 2, 2001, 4.8%) until conversion to a permanent mortgage loan; the permanent mortgage loans will require monthly installments of principal and interest based on a 20 year amortization and an interest rate equal to 2.6% over the 10 year treasury rate at the time of conversion. The loans will mature 15 years from the time of conversion. | 827,070 | - |
| | 23,449,821 | 17,157,444 |
| Less current portion | 748,444 | 682,242 |
| | $ 22,701,377 | $ 16,475,202 |

Substantially all property, plant and equipment owned by the Company is pledged as collateral.

**Note F - Long-Term Obligations (Continued)**

Minimum principal payments on long-term obligations to maturity as of December 2, 2001 are as follows:

| | |
|---|---|
| 2002 | $ 748,444 |
| 2003 | 821,224 |
| 2004 | 1,882,006 |
| 2005 | 956,136 |
| 2006 | 1,029,779 |
| Thereafter | 18,012,232 |
| | $ 23,449,821 |

Loan covenants of the various loan agreements include requirements for maintenance of certain financial ratios. At December 2, 2001 the Company was in compliance.

**Note G - Income Taxes**

Deferred tax assets and liabilities at December 2, 2001 and November 30, 2000 consist of the following:

| | **2001** | **2000** |
|---|---|---|
| Deferred tax assets: | | |
| Net operating loss carryforwards | **$ 1,378,000** | $ 1,295,000 |
| AMT credit carryforward | **141,000** | 126,000 |
| Goodwill | **137,000** | 75,000 |
| Asset impairment | **11,000** | 235,000 |
| Accrued compensation | **11,000** | 12,000 |
| Accrued expenses | **5,000** | 6,000 |
| Contribution carryover | **73,000** | 73,000 |
| | **1,756,000** | 1,822,000 |
| Deferred tax liabilities: | | |
| Property and equipment - cost basis | **(81,000)** | (81,000) |
| Depreciation | **(231,000)** | (227,000) |
| Amortization | **(32,000)** | (22,000) |
| Capital leases | **(96,000)** | (58,000) |
| | **(440,000)** | (388,000) |
| Less valuation allowance | **(1,316,000)** | (1,434,000) |
| Net deferred tax liability | $ - | $ - |

The net operating loss carryforwards expire through years ending in 2021.

## Note G - Income Taxes (Continued)

The income tax provision reconciled to the tax computed at the statutory federal rate for continuing operations was as follows for the years ended December 2, 2001, and November 30, 2000 and 1999:

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Tax expense (benefit) at statutory rates applied to income before federal income tax | $ **186,000** | $ (460,000) | $ 109,000 |
| Permanent differences | **3,000** | (420,000) | (67,000) |
| Other | **(56,000)** | (6,000) | 18,000 |
| Valuation allowance | **(118,000)** | 886,000 | (60,000) |
| | $ **15,000** | $ - | $ - |

## Note H - Lease Commitments

The Company leases land and buildings used in operations under operating agreements, with remaining lease terms (including renewal options of up to fifteen years) ranging from less than one year to twenty-nine years.

Total lease expense (including taxes, insurance and maintenance when included in rent) related to all operating leases and all percentage rentals were as follows for the years ended December 2, 2001, and November 30, 2000 and 1999:

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Minimum rentals | $ **758,307** | $ 557,879 | $ 477,713 |
| Percentage rentals | **335,470** | 424,474 | 425,458 |
| | **$ 1,093,777** | $ 982,353 | $ 903,171 |

**Note H - Lease Commitments (Continued)**

Certain restaurant leases (eight restaurant buildings excluding land which is accounted for as an operating lease) have been capitalized. Minimum future obligations under capital leases and noncancellable operating leases in effect are as follows:

| Years Ending | Capital Leases | Operating Leases |
|---|---|---|
| 2002 | $ 369,575 | $ 634,965 |
| 2003 | 369,575 | 619,512 |
| 2004 | 30,798 | 459,289 |
| 2005 | - | 436,252 |
| 2006 | - | 436,252 |
| Thereafter | - | 3,159,425 |
| Total minimum lease obligations | 769,948 | $ 5,745,695 |
| Less amount representing interest imputed at approximately 11% | 60,901 | |
| Present value of minimum lease obligations | $ 709,047 | |

The present value of minimum lease obligations is reflected in the balance sheets as current and long-term obligations under capital lease.

Accumulated amortization of leased property under capital leases was $637,100 at December 2, 2001, and $470,900 at November 30, 2000.

In addition to minimum future obligations, percentage rentals may be paid under all restaurant leases on the basis of percentage of sales in excess of minimum prescribed amounts.

**Note I - Deferred Revenue**

The Company has entered into long-term agreements with its beverage suppliers. The agreements require the Company to purchase 1,948,000 gallons of fountain beverage syrup from the suppliers over the terms of the agreements. In exchange, the Company received $4,948,000 in marketing and conversion funds which, in accordance with the terms of the agreements, will be recognized as revenue as the gallons of fountain beverage syrup are purchased. At December 2, 2001, 1,440,000 gallons remained to be purchased under the agreements.

**Note J - Series A Convertible Cumulative Preferred Stock**

The Company previously designated a series of non-voting preferred stock. The shares have an annual dividend rate of $0.90 per share and the payment of the dividends is cumulative. The shares are convertible into common shares at the conversion price of $7.00 per share. The shares have a liquidation value of $10.00 per share.

Under certain conditions relating to the market value of the Company's common stock, the Company has the option to cause the preferred stock to be converted into common stock.

**Note K - Note Receivable from Sale of Shares**

The Company has a note receivable from the Company's Chief Executive Officer in the amount of $538,900. This note was received in connection with his purchase of 250,000 shares of the Company's common stock in February 2001. The note requires payments of interest only at 8.0% on specified dates with the note maturing in May 2002. The note is secured by the 250,000 shares issued pursuant to a stock pledge agreement.

**Note L - Employee Benefit Plans**

The Company maintains a 401(k) profit sharing plan that covers substantially all of its employees. Contributions to the plan may be made by the Company (which are discretionary) or by plan participants through elective salary reductions. Contributions to the plan and plan expenses paid by the Company totaled $28,445, $3,400 and $24,830 for the years ended December 2, 2001, and November 30, 2000 and 1999, respectively.

**Note M – Related Party**

An officer of the Company has provided personal guarantees to Wendy's International to facilitate the granting of Wendy's franchise agreements.

**Note N - Stock Option Plans**

The 1996 Management Equity Incentive Plan, as amended, authorized 725,000 shares of common stock to be granted for options that may be issued under the plan. The Board of Directors has the discretion to designate an option to be an incentive share option or a non-qualified share option. The plan provides that the option price is not less than the fair market value of the common stock at the date of grant. Options granted under the plan become exercisable pursuant to a schedule adopted by a committee of the Board of Directors that administers the Plan. Options granted under the plan may have a term from one to ten years. For options outstanding at December 2, 2001, the range of exercise prices was $1.50 per share to $3.50 per share; the weighted average exercise price was $2.30 per share; and the weighted average remaining option term was approximately 8.5 years.

The 1996 Directors' Share Option Plan (the "1996 Plan") and the 2001 Directors' Share Option Plan (the "2001 Plan") provide for the non-discretionary grant of options to non-employee directors of the Company. The 1996 Plan automatically terminated in 2001. However options granted under the 1996 Plan remain valid for the period of the respective option grants. The 2001 Plan, which became effective upon the termination of the 1996 Plan, allows for the grant of additional options for a maximum of 120,000 shares. The 2001 Plan provides that the option price is the last closing sales price of the common stock on the date of grant. The 2001 Plan provides that each non-employee director, on the date such person becomes a non-employee director, will be granted options to purchase 5,000 shares of common stock. Provided that such person is still serving as a non-employee director, they will automatically be granted options to purchase 1,000 additional shares each year thereafter on the date of the Annual Shareholders' Meeting and may, from time to time, be granted additional options on such terms and conditions as adopted by the committee of the Board of Directors that administers the Plan. Options granted under the 2001 Plan have a term of ten years. For options outstanding under both plans at December 2, 2001, the range of exercise prices was $1.38 per share to $7.00 per share; the weighted average exercise price was $4.76 per share; and the weighted average remaining option term was approximately 6.0 years.

## Note N - Stock Option Plans (Continued)

The following table summarizes the changes in the number of common shares under stock options granted pursuant to the preceding plans:

| | 1996 Management Equity Incentive Plan | | 1996 and 2001 Directors' Share Option Plans | |
|---|---|---|---|---|
| | Shares Under Option | Average Option Price Per Share | Shares Under Option | Average Option Price Per Share |
| Outstanding at December 1, 1998 | 252,500 | $5.65 | 74,000 | $5.31 |
| Granted during 1999 | 161,534 | $1.91 | 5,000 | $2.00 |
| Forfeited during 1999 | - | | (5,000) | |
| Outstanding at November 30, 1999 | 414,034 | $4.19 | 74,000 | $5.35 |
| Granted during 2000 | 22,705 | $2.42 | 5,000 | $2.25 |
| Forfeited during 2000 | - | | - | |
| Outstanding at November 30, 2000 | 436,739 | $4.10 | 79,000 | $5.51 |
| Granted during 2001 | 430,000 | $2.18 | 5,000 | $2.17 |
| Exercised during 2001 | (8,471) | $1.69 | - | - |
| Forfeited during 2001 | (269,293) | $5.70 | (10,000) | $6.63 |
| Outstanding at December 2, 2001 | 588,975 | $2.30 | 74,000 | $4.76 |
| Exercisable at: | | | | |
| November 30, 1999 | 97,500 | $6.23 | 74,000 | $5.35 |
| November 30, 2000 | 180,306 | $5.33 | 79,000 | $5.51 |
| December 2, 2001 | 235,339 | $2.41 | 74,000 | $4.76 |
| Available for grant at: | | | | |
| November 30, 1999 | 310,966 | | 46,000 | |
| November 30, 2000 | 288,261 | | 41,000 | |
| December 2, 2001 | 136,025 | | 115,000 | |

The Financial Accounting Standard Board has issued Statement No. 123, "Accounting for Stock Based Compensation" ("SFAS No. 123"). The Statement established a fair value method of accounting for employee stock options and similar equity instruments such as warrants, and encourages all companies to adopt that method of accounting for all of their stock compensation plans. However, the statement allows companies to continue measuring compensation for such plans using accounting guidance in place prior to SFAS No. 123. Companies that elect to remain with the former method of accounting must make pro-forma disclosures of net earnings and earnings per share as if the fair value method provided for in SFAS No. 123 had been adopted.

**Note N - Stock Option Plans (Continued)**

The fair value of each grant is estimated on the date of grant using the Black-Scholes option - pricing model with the following weighted average assumptions for grants in 2001, 2000 and 1999: dividend yield of 0%; expected volatility ranging from 40.22% in 2001, 60.6% in 2000 and 76.7% in 1999; risk-free interest rates ranging from 5.2% - 5.6% in 2001, 6.6% - 6.8% in 2000 and 5.4% - 6.6% in 1999; and expected life of ten years.

The Company has not adopted the fair value accounting provisions of SFAS No. 123. Accordingly, SFAS No. 123 has no impact on the Company's financial position or results of operations.

The Company accounts for the stock option plan under APB Opinion No. 25, "Accounting for Stock Issued to Employees." No compensation costs have been recognized. Had compensation cost for the plans been determined based on the fair value of the options at the grant dates consistent with the method of SFAS No. 123, the Company's net earnings (loss) and net earnings (loss) per common share would have been as follows for the years ended December 2, 2001, and November 30, 2000 and 1999:

| | **2001** | **2000** | **1999** |
|---|---|---|---|
| Net earnings (loss) | | | |
| As reported | $ **531,582** | $(1,352,762) | $ 471,708 |
| Pro forma | $ **(29,118)** | $(1,399,969) | $ 194,052 |
| Net earnings (loss) per share | | | |
| As reported | $ **.10** | $ (.25) | $ .08 |
| Pro forma | $ **(.01)** | $ (.26) | $ .03 |

**Note O - Commitments and Contingencies**

As of December 2, 2001, the Company has a forward commitment in the amount of $3,920,000 to finance the land and building for four additional restaurants. This commitment is for 15-year real estate mortgages (20-year amortization) at an interest rate equal to 2.6% over the then current 10 year treasury rate.

The Company is a 19% owner of a real estate development that is the lessor of one of the Company's restaurants opened in 2001. As a 19% owner, the Company guaranteed 19% of a $2.95 million loan used to finance the acquisition and development of this real estate.

## Note P - Legal Proceedings

The Company is involved in certain routine legal proceedings which are incidental to its business. All of these proceedings arose in the ordinary course of the Company's business and, in the opinion of the Company, any potential liability of the Company with respect to these legal actions will not, in the aggregate, be material to the Company's financial condition or operations. The Company maintains various types of insurance standard to the industry which would cover most actions brought against the Company.

## Note Q – Quarterly Financial Data (Unaudited)

| Year ended December 2, 2001 | First Quarter | Second Quarter | Third Quarter | Fourth Quarter |
|---|---|---|---|---|
| Food and beverage revenue | $ 8,206,244 | $ 9,401,172 | $ 10,325,627 | $ 10,423,317 |
| Cost of food and beverages | 2,236,923 | 2,630,087 | 2,877,423 | 2,890,255 |
| Operating expenses | 4,920,211 | 5,281,558 | 5,766,435 | 5,930,770 |
| Net earnings (loss) | (405,125) | 506,393 | 396,146 | 34,168 |
| Basic and diluted earnings per common share | (0.08) | 0.09 | 0.07 | 0.01 |

| Year ended November 30, 2000 | First Quarter | Second Quarter | Third Quarter | Fourth Quarter |
|---|---|---|---|---|
| Food and beverage revenue | $ 7,036,668 | $ 8,330,889 | $ 8,833,729 | $ 8,903,696 |
| Cost of food and beverages | 2,024,458 | 2,397,136 | 2,643,385 | 2,522,722 |
| Operating expenses | 4,274,226 | 4,824,995 | 5,226,460 | 5,302,879 |
| Net earnings (loss) | (266,947) | (59,482) | (209,795) | (816,538) |
| Basic and diluted earnings per common share | (0.05) | (0.01) | (0.04) | (0.15) |

# DIRECTORS & OFFICERS

## Board of Directors

James P. Bishop (1, 2)
*President*
Bishop, Gasperini & Flipse, P.C.
(Public Accounting Firm)
Kalamazoo, Michigan

Christopher P. Hendy (1, 2)
*Partner*
Redwood Venture Group, Ltd.
(Investment/Venture Capital Company)
Cincinnati, Ohio

Joseph L. Maggini (2*, 3)
*President*
Magic Steel Corporation
(Steel Service Company)
Grand Rapids, Michigan

Robert E. Riley
*President of Meritage*
Grand Rapids, Michigan

Jerry L. Ruyan (1*)
*Partner*
Redwood Venture Group, Ltd.
(Investment/Venture Capital Company)
Cincinnati, Ohio

Robert E. Schermer, Jr. (3)
*Chief Executive Officer of Meritage*
Grand Rapids, Michigan

Robert E. Schermer, Sr.* (3*)
*Senior Vice President*
Robert W. Baird & Co.
(Investment Bankers)
Grand Rapids, Michigan

(1) Audit Committee
(2) Compensation Committee
(3) Executive Committee
* Chairman

## Officers

Robert E. Schermer, Jr.
*Chief Executive Officer*

Robert E. Riley
*President*

Stephen A. Rose
*Vice President, Chief Financial Officer and Treasurer*

Robert H. Potts
*Vice President of Real Estate*

James R. Saalfeld
*Vice President, General Counsel and Secretary*

# INVESTOR INFORMATION

## Stock Listing
Listed on the American Stock Exchange under the symbol MHG.

## Shareholders of Record
There are 5,327,335 common shares issued and outstanding which are held by approximately 1,300 beneficial owners.

## Quarterly Common Share Data
The table sets forth the range of per share high and low closing sales prices reported by the American Stock Exchange for the two most recent fiscal years:

| Fiscal 2001 | High | Low |
|---|---|---|
| First Quarter | $ 2.13 | $ 1.88 |
| Second Quarter | 2.40 | 1.89 |
| Third Quarter | 2.48 | 2.15 |
| Fourth Quarter | 3.65 | 2.03 |

| Fiscal 2000 | High | Low |
|---|---|---|
| First Quarter | $ 2.88 | $ 2.00 |
| Second Quarter | 2.38 | 1.88 |
| Third Quarter | 2.31 | 1.75 |
| Fourth Quarter | 2.13 | 1.88 |

## Independent Auditors
Grant Thornton LLP
Southfield, Michigan

## Legal Counsel
Keating, Muething & Klekamp, PLL
Cincinnati, Ohio

Myers, Nelson, Dillon & Shierk, PLLC
Grand Rapids, Michigan

## Transfer Agent
Fifth Third Bank
Corporate Trust Services
38 Fountain Square Plaza
Mail Drop # 10AT66
Cincinnati, Ohio 45202
(800) 837-2755 or (513) 579-5320

## Annual Meeting
May 21, 2002
9:00 a.m. Eastern Time
Corporate Offices
1971 East Beltline, N.E., Suite 200
Grand Rapids, Michigan 49525

## Investor Inquiries
Questions concerning Meritage should be directed to:

Robert E. Schermer, Jr., CEO
Meritage Hospitality Group Inc.
1971 East Beltline Ave., N.E., Suite 200
Grand Rapids, Michigan 49525
Telephone: (616) 776-2600
Facsimile: (616) 776-2776

# WENDY'S IS #1

In an independent consumer survey conducted in 2001, Wendy's of Michigan ranked #1 among its West Michigan competitors (McDonalds and Burger King) in the following categories:

- #1 Highest quality food
- #1 Best job of satisfying customer
- #1 Best value for the money
- #1 Best tasting hamburgers
- #1 Most nutritious food
- #1 Fresh, crisp toppings
- #1 Inside order accuracy
- #1 Cleanest restaurants
- #1 Most consistent service
- #1 Best chicken sandwich
- #1 Best salads
- #1 Most pleasant dining atmosphere
- #1 Drive-thru order accuracy
- #1 Widest menu variety other than hamburgers

Source: Wendy's International (prepared by ORC International)

MERITAGE HOSPITALITY GROUP

1971 EAST BELTLINE AVE., N.E., SUITE 200
GRAND RAPIDS, MI 49525
TELEPHONE: (616) 776-2600
FACSIMILE: (616) 776-2776
WEBSITE: www.meritagehospitlaity.com